Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215243

PROSPECTUS

Western Digital Corporation

Offer to exchange any and all of our outstanding unregistered 10.500% Senior Notes due 2024 for $3,350,000,000 aggregate principal amount of our new 10.500% Senior Notes due 2024 that have been registered under the Securities Act of 1933, as amended (the “Securities Act”)

Terms of the Exchange Offer

•	We are offering to exchange (i) any and all of our outstanding unregistered 10.500% Senior Notes due 2024 that were issued on April 13, 2016 (the “Old Notes”) for an equal amount of new registered 10.500% Senior Notes due 2024 (the “New Notes” and, together with the Old Notes, the “Notes”). We refer to this offer as the “Exchange Offer.”

•	The Exchange Offer expires at 5:00 p.m., New York City time, on February 6, 2017 (such date and time, the “Expiration Date,” unless we extend or terminate the Exchange Offer, in which case the “Expiration Date” will mean the latest date and time to which we extend the Exchange Offer).

•	Tenders of the Old Notes may be withdrawn at any time prior to the Expiration Date.

•	The Old Notes may be exchanged only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

•	All Old Notes that are validly tendered and not validly withdrawn will be exchanged.

•	The exchange of the Old Notes for the New Notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the Exchange Offer.

•	The terms of the New Notes to be issued in the Exchange Offer are substantially the same as the terms of the Old Notes, except that the offer of the New Notes is registered under the Securities Act, and the New Notes have no transfer restrictions, registration rights or rights to additional interest.

•	The New Notes will not be listed on any securities exchange. A public market for the New Notes may not develop, which could make selling the New Notes difficult.

Each broker-dealer that receives the New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the New Notes received in exchange for the Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See “Plan of Distribution.”

Investing in the New Notes to be issued in the Exchange Offer involves certain risks. See “Risk Factors” beginning on page 10.

We are not making an offer to exchange the Old Notes in any jurisdiction where the offer is not permitted.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 6, 2017.

We are responsible for the information contained and incorporated by reference in this prospectus. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 to register this Exchange Offer. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and about the New Notes offered in this prospectus, you should refer to the registration statement and its exhibits. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including our registration statement on Form S-4, are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any materials we file with the SEC at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Certain information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC.

We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act

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of 1934, as amended (the “Exchange Act”), after the date of this prospectus and prior to the termination of the Exchange Offer, except that we are not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by a reference in a furnished Current Report on Form 8-K or other furnished document:

•	our Annual Report on Form 10-K for the year ended July 1, 2016 filed with the SEC on August 29, 2016 (the “Annual Report on Form 10-K”);

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the SEC on November 8, 2016 (the “Quarterly Report on Form 10-Q”);

•	the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended July 1, 2016 from our Definitive Proxy Statement on Schedule 14A filed with the SEC on September 22, 2016;

•	our Current Report on Form 8-K/A filed with the SEC on July 25, 2016 (excluding Item 9.01(b) and Exhibit 99.3);

•	our Current Reports on Form 8-K filed with the SEC on July 6, 2016 (excluding Items 2.02 and 7.01 and Exhibit 99.1), July 21, 2016, August 8, 2016, August 18, 2016 (excluding Item 7.01 and Exhibit 99.1), September 22, 2016 (excluding Item 7.01 and Exhibit 99.1) and November 4, 2016; and

•	our Current Report on Form 8-K filed with the SEC on December 22, 2016 containing the consolidated financial statements of Western Digital Corporation to reflect certain guarantor financial information for each of the years ended June 27, 2014, July 3, 2015 and July 1, 2016 and each of the quarters ended October 2, 2015 and September 30, 2016 and a pro forma condensed combined statement of income for the year ended July 1, 2016.

Copies of these filings may be obtained at no cost by writing or calling us at the following address and telephone number:

Corporate Secretary

Western Digital Corporation

3355 Michelson Drive, Suite 100

Irvine, California 92612

Telephone: (949) 672-7000

To obtain timely delivery of any copies of filings requested, please write or call us no later than five business days before the Expiration Date of the Exchange Offer. This means that you must request this information no later than January 30, 2017.

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SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus. This summary highlights selected information from this prospectus. As a result, it does not contain all the information that may be important to you and is qualified in its entirety by more detailed information appearing elsewhere in, or incorporated by reference into, this prospectus. You should carefully read this entire prospectus, including the documents incorporated by reference herein, which are described under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” before making an investment decision. You should pay special attention to the “Risk Factors” section of this prospectus and the “Risk Factors” section of the Quarterly Report on Form 10-Q before making an investment decision.

Company Overview

General

Western Digital Corporation (“Western Digital”) is a leading developer, manufacturer and provider of data storage devices and solutions that address the evolving needs of the information technology (“IT”) industry and the infrastructure that enables the proliferation of data in virtually every industry. Our broad portfolio of offerings addresses three categories: Datacenter Devices and Solutions (capacity and performance enterprise hard disk drives (“HDDs”), enterprise solid state drives (“SSDs”), datacenter software and system solutions); Client Devices (mobile, desktop, gaming and digital video hard drives, client SSDs, embedded products and wafers); and Client Solutions (removable products, hard drive content solutions and flash content solutions). We also generate license and royalty revenue related to our intellectual property which is included in each of the three categories.

We have a rich heritage of innovation, operational execution, deep intellectual property assets and broad research and development (“R&D”) capabilities. The landscape of storage markets we serve is changing rapidly in terms of how data is being used, stored and monetized, while data growth is continuing unabated. We estimate that on a worldwide basis, the rate at which data is generated will likely expand at approximately 40% per annum for the next several years. We are transforming ourselves to address this growth by providing the broadest range of storage technologies, product portfolio and global reach in the industry. Founded in 1970 and headquartered in Irvine, California, Western Digital has approximately 11,300 engineers, and one of the technology industry’s most valuable patent portfolios with more than 13,500 patents awarded worldwide. Since 2009, we have been a Standard & Poor’s, or S&P, 500 company.

Built on decades of expertise in developing leading technology and components, we are enabling enterprises to collect virtually limitless sets of data, and helping cloud providers build more powerful, cost effective and efficient datacenters. We have relationships with the full range of original equipment manufacturers (“OEM”) and datacenter customers currently addressing storage opportunities, including storage subsystem suppliers, major server OEMs, Internet and social media infrastructure players, and personal computer (“PC”) and Mac™ OEMs. We have also built strong consumer brands by providing people with effective tools to manage fast-accumulating libraries of personal content. We market our products primarily under the HGST, SanDisk and WD brands, and our products are sold through distribution, retail and direct channels worldwide.

We believe we are well positioned to capitalize on the ongoing expansion in digital content generation and management. These trends are linked directly to commercial enterprises’ and consumers’ increasingly ubiquitous experience with data and the increasing value of that data. The confluence of data growth and the ability to expand the extraction of value from data are driving the need for the long-term retention of as much data as possible for legal and regulatory purposes and for potential future refinements in a wide range of fields, including advertising, aerospace, e-commerce, energy, medical, mining and security surveillance. We believe the ways in which people and organizations are creating and using data are changing and that the amount of data considered useful to store is expanding. Increasingly, more and more digital content is being stored and managed on HDDs and SSDs in a cloud environment, and we believe we are well positioned to continue to play a role in this transition. With a focus on innovation and value creation, our goal is to grow through continued strong execution and with targeted investments in datacenter infrastructure, mobility and the cloud.

Two pivotal events in fiscal 2016 contributed to the ongoing strategic transformation of our company in this context:

1.	In October 2015, the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) lifted substantially all conditions associated with its 2012 hold separate ruling in connection with Western Digital’s 2012 acquisition of the HGST subsidiary of Hitachi, Ltd. (“Hitachi”). Prior to the October 2015 ruling by MOFCOM, we were required to operate our WD and HGST businesses as separate subsidiaries. The October 2015 decision allowed us to integrate all HGST and WD operations and resources except for sales forces and product brands, creating the opportunity to achieve significant efficiencies and synergies.

2.	In May 2016, we completed the acquisition (the “Merger”) of SanDisk Corporation (“SanDisk”), a global leader in NAND-flash storage solutions with a strong history of innovative flash-based product offerings. This acquisition aligned with our long-term strategy to be a broad based, innovative and media-agnostic leader in the storage industry, and it more than doubled our addressable market. SanDisk brings a 27-year history of innovation and expertise in non-volatile memory, systems solutions and manufacturing. The combination enables us to vertically integrate into non-volatile memory, providing long-term access to solid state technology at lower cost. It will also enable us to engage in R&D that focuses on blending our technologies and to create enhanced storage solutions.

Corporate and Other Information

Our business is conducted through Western Digital Corporation, a Delaware corporation and the issuer of the New Notes offered hereby, and its consolidated subsidiaries. Our principal executive offices are located at 3355 Michelson Drive, Suite 100, Irvine California 92612 and our telephone number is (949) 672-7000. Our corporate website address is www.wdc.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

Summary of the Exchange Offer

Background	On April 13, 2016, Western Digital Corporation (the “Issuer”) issued $3,350.0 million aggregate principal amount of the Old Notes in an unregistered offering. In connection with that offering, the Issuer entered into a registration rights agreement with respect to the Old Notes on April 13, 2016 (the “Registration Rights Agreement”), in which it agreed, among other things, to complete this Exchange Offer.

Under the terms of the Exchange Offer, you are entitled to exchange the Old Notes for the New Notes evidencing the same indebtedness and with substantially similar terms. You should read the discussion under the heading “Description of the Notes” for further information regarding the New Notes.

The Exchange Offer	We are offering to exchange up to $3,350.0 million aggregate principal amount of the outstanding Old Notes for like principal amount of the New Notes. In order to be exchanged, an Old Note must be validly tendered, not validly withdrawn and accepted. Subject to the satisfaction or waiver of the conditions of the Exchange Offer, all Old Notes that are validly tendered and not validly withdrawn will be exchanged.

Tendering holders of the Old Notes must tender the Old Notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

We will not pay any accrued and unpaid interest on the Old Notes that we acquire in the Exchange Offer. Instead, interest on the New Notes will accrue from the later of (i) the last interest payment date on which interest was paid on the Old Note surrendered in exchange for the New Note or (ii) if the Old Note is surrendered for exchange on a date in a period that includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date.

As of the date of this prospectus, $3,350.0 million aggregate principal amount of the Old Notes are outstanding.

Denominations of New Notes	The New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Expiration Date	The Exchange Offer will expire at 5:00 p.m., New York City time, on February 6, 2017, unless we extend or terminate the Exchange Offer, in which case the “Expiration Date” will mean the latest date and time to which we extend the Exchange Offer.

Settlement Date	The settlement date of the Exchange Offer will be as soon as practicable after the Expiration Date of the Exchange Offer.

Withdrawal of Tenders	Tenders of the Old Notes may be withdrawn at any time prior to the Expiration Date.

Conditions to the Exchange Offer	Our obligation to consummate the Exchange Offer is subject to certain customary conditions, which we may assert or waive. See “Description of the Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering	To participate in the Exchange Offer, you must follow the automatic tender offer program (“ATOP”) procedures established by The Depository Trust Company (“DTC”) for tendering the Old Notes held in book-entry form. The ATOP procedures require that the exchange agent receive, prior to the Expiration Date of the Exchange Offer, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and that DTC confirm that:

•	DTC has received instructions to exchange your Old Notes; and

•	you agree to be bound by the terms of the letter of transmittal.

For more details, please read “Description of the Exchange Offer—Terms of the Exchange Offer” and “Description of the Exchange Offer—Procedures for Tendering.” If you elect to have the Old Notes exchanged pursuant to this Exchange Offer, you must properly tender your Old Notes prior to the Expiration Date. All Old Notes validly tendered and not validly withdrawn will be accepted for exchange. The Old Notes may be exchanged only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Consequences of Failure to Exchange	If we complete the Exchange Offer and you do not participate in it, then:

•	your Old Notes will continue to be subject to the existing restrictions upon their transfer;

•	we will have no further obligation to provide for the registration under the Securities Act of those Old Notes except under certain limited circumstances; and

•	the liquidity of the market for your Old Notes could be adversely affected.

Certain Income Tax Considerations	The exchange pursuant to the Exchange Offer will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations” in this prospectus.

Use of Proceeds	We will not receive any proceeds from the issuance of the New Notes in this Exchange Offer.

Exchange Agent	U.S. Bank National Association is the exchange agent for the Exchange Offer.

Regulatory Approvals	Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the Exchange Offer.

Resales	Based on existing interpretations of the Securities Act by the SEC staff set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe New Notes issued under this Exchange Offer in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by the holders thereof (other than holders that are broker-dealers) without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of Old Notes that is an affiliate of the Issuer or the guarantors, or that intends to participate in the Exchange Offer for the purpose of distributing any of the New Notes, or any broker-dealer that purchased any of the Old Notes from the Issuer for resale pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations of the SEC staff set forth in the above mentioned no-action letters, (ii) will not be entitled to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

Summary of the New Notes

Issuer	Western Digital Corporation, a Delaware corporation.

Securities Offered	$3,350,000,000 aggregate principal amount of 10.500% Senior Notes due 2024.

Maturity Date	The New Notes will mature on April 1, 2024.

Interest Rate	Interest on the New Notes will be payable in cash and accrue at a rate of 10.500% per year, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2017. Interest on the New Notes will accrue from the later of (i) the last interest payment date on which interest was paid on the Old Note surrendered in exchange for the New Note or (ii) if the Old Note is surrendered for exchange on a date in a period that includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date.

Optional Redemption	We will have the option to redeem some or all of the New Notes at any time on or after April 1, 2019 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest, if any, to the date of redemption. We will also have the option to redeem some or all of the New Notes at any time before April 1, 2019 at a redemption price of 100% of the principal amount of the New Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any, to the date of redemption. In addition, at any time before April 1, 2019, we may redeem up to 35% of the aggregate principal amount of the New Notes at a redemption price of 110.500% of the principal amount of the New Notes with the proceeds from certain equity issuances, plus accrued and unpaid interest, if any, to the date of redemption. See “Description of the Notes—Optional Redemption.”

Change of Control	If we experience specific changes of control, we may be required to offer to purchase the New Notes at 101% of their aggregate principal amount plus accrued and unpaid interest thereon to the date of purchase. Our ability to purchase the New Notes upon a change of control may be limited by the terms of the Credit Facilities. We cannot assure you that we will have the financial resources to purchase the New Notes in such circumstances. See “Description of the Notes—Change of Control.”

Guarantees	The New Notes will be guaranteed, jointly and severally on a senior unsecured basis, by each of our existing and future direct and indirect wholly-owned U.S. subsidiaries that are guarantors under the Credit Facilities (as defined herein) (the “Guarantors”). See “Description of the Notes—Subsidiary Guarantees.”

Ranking	The New Notes will:

•	be our general unsecured senior obligations;

•	rank equally in right of payment with all of our existing and future senior debt;

•	be effectively junior in right of payment to our secured debt, including the Credit Facilities and the Secured Notes (as defined herein), to the extent of the value of the assets securing such debt;

•	be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the New Notes; and

•	be senior in right of payment to all of our existing and future subordinated debt.

As of September 30, 2016, we have approximately $10.0 billion aggregate principal amount of secured debt outstanding. In addition we have approximately $1.0 billion of availability under the Revolving Facility (as defined herein), all of which would be secured by a first priority lien on the collateral.

Form and Denomination	The New Notes will be issued in fully-registered form. The New Notes will be represented by one or more global notes, deposited with the Trustee (as defined below) as custodian for DTC, and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be shown on, and any transfers will be effective only through, records maintained by DTC and its participants.

The New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Certain Covenants	The indenture governing the New Notes will contain covenants that will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends or repurchase or redeem capital stock or make other restricted payments;

•	limit dividends or other payments by our restricted subsidiaries to us or our other restricted subsidiaries;

•	incur liens;

•	enter into certain types of transactions with our affiliates; and

•	consolidate or merge with or into other companies.

These and other covenants that will be contained in the indenture governing the New Notes are subject to important exceptions and qualifications. See “Description of the Notes—Certain Covenants.”

Covenant Suspension	During any period of time that (i) the ratings assigned to the New Notes by two of Moody’s Investors Service, Inc., Standard & Poor’s

Ratings Service and Fitch Investors Services, Inc. are equal to or higher than Baa3 (or the equivalent) and BBB- (or the equivalent), respectively, and (ii) no default or event of default has occurred and is continuing under the indenture relating to the New Notes, we and our restricted subsidiaries will not be subject to most of the covenants discussed above. See “Description of the Notes—Certain Covenants—Covenant Suspension.” In the event that we and our restricted subsidiaries are not subject to such covenants for any period of time as a result of the preceding sentence and, on any subsequent date, two of such ratings agencies rate the New Notes below the level set forth above or a default or event of default occurs and is continuing under the indenture relating to the New Notes, then we and our restricted subsidiaries will thereafter again be subject to such covenants.

Absence of Public Market for the New Notes	The New Notes are a new issue of securities and there is currently no established trading market for the New Notes. We do not intend to apply for a listing of the New Notes on any securities exchange or an automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The initial purchasers of the Old Notes have advised us that they currently intend to make a market in the New Notes. However, they are not obligated to do so, and any market making with respect to the New Notes may be discontinued without notice.

Governing Law	The New Notes are governed by, and construed in accordance with, the internal laws of the State of New York.

Book-Entry Depository	The Depository Trust Company.

Trustee	U.S. Bank National Association (the “Trustee”).

Risk Factors	In evaluating an investment in the New Notes, prospective investors should carefully consider, along with the other information included in this prospectus, the specific factors set forth under the heading “Risk Factors” in this prospectus and otherwise incorporated by reference herein.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the three months ended September 30, 2016 and each of the five years in the period ended July 1, 2016 is set forth below. You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference in this prospectus. For the purpose of computing these ratios, “earnings” consists of the sum of income (loss) before provision for income taxes and fixed charges, less undistributed equity in income from 50%-or-less owned affiliates; “fixed charges” consists of the sum of interest expense and the estimated interest portion of operating lease expense.

Year ended
	June 29, 2012	June 28, 2013	June 27, 2014	July 3, 2015	July 1, 2016	Three months ended September 30, 2016
Ratio of Earnings to Fixed Charges	38.4x	17.3x	24.4x	23.9x	1.5x	(A	)

(A)	Due to our loss in the quarter ended September 30, 2016, the ratio was less than 1:1. The deficiency in earnings necessary to achieve a 1:1 ratio was $272 million.

RISK FACTORS

Investing in the New Notes involves risk. In addition to the other information included or incorporated by reference in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the risks and uncertainties described below, as well as the risks discussed in our public filings with the SEC (including under the heading “Risk Factors” in the Quarterly Report on Form 10-Q), before deciding to participate in the Exchange Offer and to invest in the New Notes. The risks and uncertainties described below and incorporated by reference into this prospectus are not the only ones related to our business, the Exchange Offer or the New Notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business operations, results of operations, financial condition, liquidity or prospects. The trading price of the New Notes could decline due to the materialization of any of these risks, and you may lose all or part of your original investment in the New Notes.

Risks Relating to Our Indebtedness and the New Notes

The incurrence of substantial indebtedness in connection with the financing of the Merger may have an adverse impact on our liquidity, limit our flexibility in responding to other business opportunities and increase our vulnerability to adverse economic and industry conditions.

In connection with the Merger, we substantially increased our indebtedness, which could adversely affect our ability to fulfill our obligations and have a negative impact on our financing options and liquidity position. On April 13, 2016, we issued $1,875.0 million in senior secured notes due 2023 (the “Secured Notes”) and $3,350.0 million in the Old Notes. We also entered into new senior credit facilities on April 29, 2016 (the “Credit Facilities”) under which we had $8.1billion aggregate principal amount outstanding as of September 30, 2016. As of September 30, 2016, we had $13.4 billion aggregate principal amount of total indebtedness and we had $1.0 billion of additional borrowing availability under our revolving credit facility. The proceeds from the notes issuance and new credit facilities were used to pay part of the purchase price for the Merger, refinance existing indebtedness of Western Digital and SanDisk and pay related transaction-related fees and expenses.

Our high debt balances could have significant consequences, which include, but are not limited to, the following:

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, R&D and other general corporate purposes;

•	limiting our ability to refinance our indebtedness on terms acceptable to us or at all;

•	imposing restrictive covenants on our operations;

•	if we breach the covenants under our debt agreements, causing an event of default under the applicable indebtedness, which, if not cured or waived, could result in us having to repay our indebtedness before their due dates or result in cross defaults;

•	placing us at a competitive disadvantage to competitors carrying less debt; and

•	making us more vulnerable to economic downturns and limiting our ability to withstand competitive pressures.

In addition, our credit ratings impact the cost and availability of future borrowings and, accordingly, our cost of capital. Our ratings reflect the opinions of the ratings agencies of our financial strength, operating performance and ability to meet our debt obligations. There can be no assurance that we will achieve a particular rating or maintain a particular rating in the future.

Because of high debt balances, we may not be able to service our debt obligations in accordance with their terms.

As of September 30, 2016, we had $13.4 billion aggregate principal amount of total indebtedness and we had $1.0 billion of additional borrowing availability under our revolving credit facility. Our ability to meet our expense and debt service obligations contained in our debt agreements will depend on our available cash and our future performance, which will be affected by financial, business, economic and other factors, including potential changes in laws or regulations, industry conditions, industry supply and demand balance, customer preferences, the success of our products and pressure from competitors. If we are unable to meet our debt service obligations or should we fail to comply with our financial and other restrictive covenants contained in the agreements governing our indebtedness, we may be required to refinance all or part of our debt, sell important strategic assets at unfavorable prices, incur additional indebtedness or issue common stock or other equity securities. We may not be able to, at any given time, refinance our debt, sell assets, incur additional indebtedness or issue equity securities on terms acceptable to us, in amounts sufficient to meet our needs or at all. Our inability to service our debt obligations or refinance our debt could have a material adverse effect on our business, operating results and financial condition. In addition, our debt obligations may limit our ability to make required investments in capacity, technology or other areas of our business, which could have a material adverse effect on our business, operating results and financial condition. Further, if we are unable to repay, refinance or restructure our secured indebtedness, the holder of such debt could proceed against the collateral securing that indebtedness.

The terms of the agreements governing our indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to pursue our business strategies, and could adversely affect our capital resources, financial condition and liquidity.

The agreements that govern our indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including, among other things, restrictions on our ability to:

•	incur, assume or guarantee additional indebtedness;

•	declare or pay dividends or make other distributions with respect to, or purchase or otherwise acquire or retire for value, equity interests;

•	make principal payments on, or redeem or repurchase, subordinated debt;

•	make loans, advances or other investments;

•	incur liens;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	purchase assets, make investments, complete acquisitions, consolidate or merge with or into, or sell all or substantially all of our assets to, another person; and

•	enter into transactions with affiliates.

Due to these restrictions, we may be unable to raise additional debt or equity financing to operate our business during general economic or business downturns, and we may be unable to compete effectively or take advantage of new opportunities to grow our business. In addition, our credit facilities require us to comply with certain financial maintenance covenants. Our ability to satisfy these financial maintenance covenants can be affected by events beyond our control, and we cannot assure you that we will meet them. The indebtedness and these restrictive covenants may have the effect, among other things, of limiting our flexibility in the conduct of our business and making us more vulnerable to economic downturns and adverse competitive and industry conditions.

A breach of the covenants under these agreements could result in an event of default under the applicable indebtedness, which, if not cured or waived, could result in us having to repay our borrowings or repay the

Secured Notes and the New Notes before their due dates. Such default may allow the debt holders to accelerate the related debt and may result in the acceleration of any other debt, leases, or other obligations to which a cross-acceleration or cross-default provision applies. If we are forced to refinance these borrowings or the Secured Notes and the New Notes on less favorable terms or if we were to experience difficulty in refinancing the debt prior to maturity, our results of operations and financial condition could be materially affected. In addition, an event of default under our credit facilities may permit the lenders under our credit facilities to terminate all commitments to extend further credit under such credit facilities. If we are unable to repay the amounts due and payable under our credit facilities and the Secured Notes, those lenders may be able to proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or holders of notes accelerate the repayment of such borrowings, we cannot assure you that we will have sufficient assets to repay such indebtedness. Any of the foregoing would have a material adverse effect on our business, results of operations and financial condition.

We, including our subsidiaries, have the ability to incur substantially more indebtedness, including senior secured indebtedness, which could further increase the risks associated with our leverage.

Subject to the restrictions in the Credit Facilities and the indentures governing the Secured Notes and the New Notes, we, including our subsidiaries, have the ability to incur significant additional indebtedness. As of September 30, 2016, we had:

•	$8.1 billion aggregate principal amount of senior secured indebtedness under the Credit Facilities;

•	$1,875.0 million aggregate principal amount of Secured Notes;

•	$3,350.0 million aggregate principal amount of Old Notes;

•	approximately $1.0 billion available for borrowing under the Revolving Facility, which, if borrowed, would be senior secured indebtedness; and

•	subject to our compliance with certain covenants and other conditions, we have the option to incur certain additional secured indebtedness and/or additional unsecured indebtedness.

Although the terms of the Credit Facilities and the indentures governing the Secured Notes and the New Notes include restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of important exceptions, and indebtedness incurred in compliance with these restrictions could be substantial. If we incur significant additional indebtedness, the related risks that we face could increase.

The New Notes will be our senior unsecured obligations, and the related guarantees will be unsecured obligations of the guarantors. As such, the New Notes and the related guarantees will be effectively subordinated to any of our or our guarantors’ secured debt, including our existing and any future debt under the Credit Facilities and the Secured Notes.

Our obligations under the New Notes and the guarantors’ obligations under the guarantees will not be secured. The New Notes will be effectively subordinated to our and our guarantors’ existing and any future secured indebtedness, including the Credit Facilities and the Secured Notes, to the extent of the value of the assets securing such indebtedness, which assets include substantially all of our assets and the assets of our subsidiary guarantors.

As of September 30, 2016, we and our guarantors had approximately $10.0 billion aggregate principal amount of secured indebtedness outstanding and $1.0 billion available under the Revolving Facility. If we are involved in any dissolution, liquidation or reorganization, or if we default under the indenture governing the New Notes, holders of our secured debt would be paid before holders of the New Notes receive any amounts due under the New Notes to the extent of the value of the collateral securing such indebtedness. In that event, holders of the New Notes may not be able to recover any or all of the principal or interest due under the New Notes.

In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized or if we default under the Credit Facilities or the Secured Notes, the lenders could foreclose on the pledged assets to the exclusion of holders of the New Notes, even if an event of default exists under the indenture governing the New Notes at such time. Furthermore, if the lenders foreclose upon and sell the pledged equity interests in any guarantor of the New Notes, then that guarantor will be released from its guarantee of the New Notes automatically and immediately upon such sale. In any such event, because the New Notes will not be secured by any of our assets or the equity interests in the guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims in full.

The New Notes will be structurally subordinated to all indebtedness of our existing subsidiaries that are not guarantors of the New Notes and our future subsidiaries that do not become guarantors of the New Notes.

The New Notes will not be guaranteed by any of our existing or future non-U.S. subsidiaries, any of our less than 100% owned U.S. subsidiaries or any other U.S. subsidiaries that do not guarantee the Credit Facilities. Accordingly, claims of holders of the New Notes will be structurally subordinated to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the New Notes. As of September 30, 2016, our non-guarantor subsidiaries had $3.0 billion of aggregate total liabilities (excluding intercompany transactions), all of which would have been structurally senior to the New Notes and the related guarantees.

In addition, the indenture governing the New Notes will, subject to some limitations, permit these non-guarantor subsidiaries to incur additional indebtedness and will not include any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

The lenders under the Credit Facilities will have the discretion to release guarantors under these facilities in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the New Notes.

So long as any obligations under our Credit Facilities remain outstanding, any guarantee of the New Notes may be released without action by, or consent of, any holder of New Notes or the trustee under the indenture governing the New Notes if, at the discretion of lenders under the Credit Facilities, the related guarantor is no longer a guarantor of obligations under the Credit Facilities. The lenders under the Credit Facilities will have the discretion to release the guarantees under these facilities in a variety of circumstances. Any of our subsidiaries that are released as guarantors of the Credit Facilities will automatically be released as guarantors of the New Notes. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the New Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to your claims as a holder of the New Notes.

Under certain circumstances a court could cancel the New Notes or the related guarantees under fraudulent conveyance laws. If that occurs, you may not receive any payments on the New Notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the New Notes and the incurrence of the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the New Notes or guarantees could be voided as a fraudulent transfer or conveyance if we or any of the guarantors, as applicable: (1) issued the New Notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) received less than reasonably equivalent value or fair consideration in return for either issuing the New Notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the New Notes or the incurrence of the guarantees;

•	the issuance of the New Notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•	we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the New Notes or the incurrence of the guarantees was a fraudulent transfer or conveyance, the court could void the payment obligations under the New Notes or such guarantee or subordinate the New Notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the New Notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the New Notes. Further, the voidance of the New Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the New Notes and the guarantees would not be subordinated to our or any of our guarantors’ other debt.

Generally, an entity would be considered insolvent if, at the time it incurred debt:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the New Notes.

The indenture governing the New Notes includes a “savings clause” intended to limit each guarantor’s liability under its guarantee to the maximum amount that it could incur without causing the guarantee to be a fraudulent transfer under applicable law. There can be no assurance that this provision will be upheld as intended. In a 2009 case, the U.S. Bankruptcy Court in the Southern District of Florida found this kind of provision in that case to be ineffective, and held the guarantees to be fraudulent transfers and voided them in their entirety. The United States Court of Appeals for the Eleventh Circuit subsequently affirmed the liability findings of the bankruptcy court without ruling directly on the enforceability of savings clauses generally. If the decision of the bankruptcy court were followed by other courts, the risk that the guarantees would be deemed fraudulent conveyances would be significantly increased.

Repayment of our indebtedness, including the New Notes, is dependent on cash flow generated by our subsidiaries.

Our subsidiaries own a substantial portion of our assets and conduct a substantial portion of our operations. Accordingly, repayment of our indebtedness, including the New Notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the New Notes, our subsidiaries do not have any obligation to pay amounts due on the New Notes or to make funds available for that purpose. Certain of our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the New Notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the New Notes limits the ability of our restricted subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the New Notes.

There is no established trading market for the New Notes, and you may not be able to sell the New Notes readily or at all or at or above the price that you paid.

The New Notes are a new issue of securities and there is no established trading market for them. We do not intend to apply for the New Notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. The initial purchasers of the Old Notes have advised us that they intend to make a market in the New Notes, but they are not obligated to do so and may discontinue any market making in the New Notes at any time, in their sole discretion. You may not be able to sell the New Notes at a particular time or at favorable prices. As a result, we cannot assure you as to the liquidity of any trading market for the New Notes. Accordingly, you may be required to bear the financial risk of your investment in the New Notes indefinitely. If a trading market were to develop, future trading prices of the New Notes may be volatile and will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market for them;

•	prevailing interest rates; and

•	the market for similar securities.

In addition, the market for non-investment grade debt historically has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. The market for the New Notes, if any, may be subject to similar disruptions that could adversely affect their value.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the New Notes.

Upon the occurrence of a “change of control,” as defined in the indenture governing the New Notes, we must offer to buy back the New Notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest, if any, to the date of the repurchase. Our failure to purchase, or give notice of purchase of, the New Notes would be a default under the indenture governing the New Notes. See “Description of the Notes—Change of Control”.

Furthermore, certain change of control events would also constitute an event of default under the Credit Facilities. Upon the occurrence of a change of control, the lenders under the Credit Facilities may have the right, among other things, to terminate their lending commitments or to cause all outstanding debt obligations under the

Credit Facilities to become due and payable and proceed against the assets securing such debt, any of which actions would prevent us from borrowing under the Credit Facilities to finance a repurchase of the New Notes. We cannot assure you that we will have available funds sufficient to repurchase the New Notes and satisfy other payment obligations that could be triggered upon the change of control. If we do not have sufficient financial resources to effect a change of control offer, we would be required to seek additional financing from outside sources to repurchase the New Notes. We cannot assure you that financing would be available to us on satisfactory terms, or at all.

The definition of change of control in the indenture governing the New Notes includes a phrase relating to the sale, assignment, conveyance, transfer or other disposition of “all or substantially all” of our and our subsidiaries’ assets, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a person. As a result, it may be unclear as to whether a change of control has occurred and whether a holder of New Notes may require us to make an offer to repurchase the New Notes as described above.

The trading prices for the Notes will be directly affected by many factors, including our credit rating.

Credit rating agencies continually revise their ratings for companies they follow, including us. Any ratings downgrade could adversely affect the trading price of the New Notes, or the trading market for the New Notes, to the extent a trading market for the New Notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future and any fluctuation may impact the trading prices of the New Notes.

If the Notes become rated investment grade at any time by two of S&P, Moody’s or Fitch, certain covenants included in the indenture will be suspended, and the holders of the New Notes will lose the protection of these covenants.

The indenture for the New Notes includes certain covenants that will be suspended and cease to have any effect from and after the first date when the New Notes are rated investment grade by two of S&P, Moody’s or Fitch. See “Description of the Notes—Certain Covenants—Suspension of Covenants.” These covenants restrict, among other things, our ability to pay dividends, incur additional debt and to enter into certain types of transactions. Because we would not be subject to these restrictions at any time that the New Notes are rated investment grade, we would be able to make dividends and distributions and incur substantial additional debt without satisfying the terms of the suspended covenants. If after these covenants are suspended, two of S&P, Moody’s or Fitch were to downgrade their ratings of the New Notes to a non-investment grade level, the covenants would be reinstated and the holders of the New Notes would again have the protection of these covenants. However, any indebtedness incurred or other transactions entered into during such time as the New Notes were rated investment grade would be permitted.

Risks Relating to the Exchange Offer

The consummation of the Exchange Offer may not occur.

We are not obligated to complete the Exchange Offer under certain circumstances. See “Description of the Exchange Offer—Conditions to the Exchange Offer.” Even if the Exchange Offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the Exchange Offer may have to wait longer than expected to receive their New Notes, during which time those holders of the Old Notes will not be able to effect transfers of their Old Notes tendered in the Exchange Offer.

You may be required to deliver prospectuses and comply with other requirements in connection with any resale of the New Notes.

If you tender your Old Notes for the purpose of participating in a distribution of the New Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. In addition, if you are a broker-dealer that receives the New Notes for your own account in exchange for the Old Notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such New Notes.

Late deliveries of Old Notes or any other failure to comply with the Exchange Offer procedures could prevent a holder from exchanging its Old Notes.

Holders are responsible for complying with all procedures related to the Exchange Offer. The issuance of New Notes in exchange for Old Notes will only occur upon proper completion of the procedures described in this prospectus under “The Exchange Offer.” Therefore, holders of Old Notes that wish to exchange them for New Notes should allow sufficient time for timely completion of the exchange procedure. Neither we nor the exchange agent are obligated to extend the Exchange Offer or notify you of any failure to follow the proper procedure.

Failure to tender the Old Notes in the Exchange Offer may affect their marketability and will substantially limit, and may effectively eliminate, opportunities to sell your Old Notes in the future.

If the Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the untendered and tendered but unaccepted Old Notes will be adversely affected. Your failure to participate in the Exchange Offer will substantially limit, and may effectively eliminate, opportunities to sell your Old Notes in the future.

We issued the Old Notes in a private placement exempt from the registration requirements of the Securities Act. Accordingly, you may not offer, sell or otherwise transfer your Old Notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from the securities laws, or in a transaction not subject to the securities laws. If you do not exchange your Old Notes for the New Notes in the Exchange Offer, your Old Notes will continue to be subject to these transfer restrictions after the completion of the Exchange Offer. In addition, after the completion of the Exchange Offer, you will no longer be able to obligate us to register the Old Notes under the Securities Act.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “would,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “intend,” “may,” “strive”, “seek” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make as a result of a number of important factors. These important factors include the factors set forth under the caption “Risk Factors” and our “critical accounting policies and estimates” described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” in the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q, each incorporated by reference in this prospectus. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, and we expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of any new information, events, circumstances or otherwise.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The financial information below as of and for the three months ended September 30, 2016 and October 2, 2015 has been derived from Western Digital Corporation’s unaudited condensed consolidated financial statements as of and for such periods, and the information as of and for each of the five years in the period ended July 1, 2016, has been derived from Western Digital Corporation’s audited consolidated financial statements for such periods and as of such dates. Since the information presented below is only a summary and does not provide all of the information contained in Western Digital Corporation’s financial statements, you should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is incorporated by reference from Western Digital Corporation’s Annual Report on Form 10-K for the year ended July 1, 2016 and Quarterly Report on Form 10-Q for the period ended September 30, 2016.

	Fiscal Year Ended					Three Months Ended
	July 1, 2016	July 3, 2015	June 27, 2014	June 28, 2013	June 29, 2012	September 30, 2016	October 2, 2015
	(in millions, except per share data)					(in millions, except per share data)
Revenue, net	$12,994	$14,572	$15,130	$15,351	$12,478	$4,714	$3,360
Gross profit	$3,435	$4,221	$4,360	$4,363	$3,638	$1,335	$955
Net income (loss)	$242	$1,465	$1,617	$980	$1,612	$(366)	$283
Income (loss) per common share:
Basic	$1.01	$6.31	$6.88	$4.07	$6.69	$(1.28)	$1.23
Diluted	$1.00	$6.18	$6.68	$3.98	$6.58	$(1.28)	$1.21
Cash dividends declared per common share	$2.00	$1.80	$1.25	$1.00	$—	$0.50	$1.80
Working capital	$5,635	$5,275	$4,875	$3,625	$3,109	$5,204	$5,424
Total assets	$32,862	$15,170	$15,499	$14,036	$14,206	$29,010	$15,261
Long-term debt	$13,660	$2,149	$2,313	$1,725	$1,955	$13,055	$2,109
Shareholders’ equity	$11,145	$9,219	$8,842	$7,893	$7,669	$10,775	$9,336

Results for SanDisk, Amplidata N.V., Virident Systems, Inc., sTec, Inc., VeloBit, Inc. and HGST, which were acquired on May 12, 2016, March 9, 2015, October 17, 2013, September 12, 2013, July 9, 2013 and March 8, 2012, respectively, are included in our operating results only after the respective dates of acquisition.

DESCRIPTION OF THE EXCHANGE OFFER

Purpose of the Exchange Offer

On April 13, 2016, we issued $3,350.0 million aggregate principal amount of the Old Notes. In connection with that issuance, we entered into the Registration Rights Agreement on April 13, 2016. Pursuant to the Registration Rights Agreement, Western Digital and the guarantors agreed that they will, at their expense, for the benefit of the holders of the Old Notes use commercially reasonable efforts to:

•	file a registration statement (“Exchange Offer Registration Statement”) covering an offer to the holders of the Old Notes to exchange all Old Notes for the New Notes and have the Exchange Offer Registration Statement become effective by the SEC;

•	commence the Exchange Offer upon the Exchange Offer Registration Statement being declared effective; and

•	consummate the Exchange Offer on or prior to the 365th day after April 13, 2016.

Upon the effectiveness of the registration statement of which this prospectus is a part, we will offer the New Notes in exchange for the Old Notes. We filed a copy of the Registration Rights Agreement as an exhibit incorporated by reference into the registration statement.

Resale of the New Notes

We are making the Exchange Offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to other parties in other transactions. For further information on the SEC’s position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. We have not sought our own interpretive letter, however, and we cannot assure you that the staff would make a similar determination with respect to the Exchange Offer as it has in interpretive letters to other parties. Based on these interpretations by the staff, we believe that the New Notes issued under the Exchange Offer may be offered for resale, resold or otherwise transferred by you, without further compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you:

(1)	are acquiring the New Notes in the ordinary course of your business;

(2)	are not participating in, and do not intend to participate in, a distribution of the New Notes within the meaning of the Securities Act and have no arrangement or understanding with any person to participate in a distribution of the New Notes within the meaning of the Securities Act;

(3)	are not a broker-dealer who acquired the Old Notes directly from us; and

(4)	are not an “affiliate” of ours, within the meaning of Rule 405 of the Securities Act.

By tendering the Old Notes in exchange for the New Notes, you will be required to represent to us that each of the above statements applies to you. If you are participating in or intend to participate in, a distribution of the New Notes, or have any arrangement or understanding with any person to participate in a distribution of the New Notes to be acquired in this Exchange Offer, you may be deemed to have received restricted securities and may not rely on the applicable interpretations of the staff of the SEC. If you are so deemed, you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Each broker-dealer that receives the New Notes for its own account in exchange for the Old Notes, where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of the New Notes received in exchange for the Old Notes which the broker-dealer acquired as a result of market-making or other trading activities. See “Plan of Distribution.”

The Exchange Offer is not being made to, nor will we accept tenders for exchange from, holders of the Old Notes in any jurisdiction in which the Exchange Offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and the letter of transmittal, we will accept any and all Old Notes validly tendered and not validly withdrawn prior to the Expiration Date.

We will not pay any accrued and unpaid interest on the Old Notes that we acquire in the Exchange Offer. Instead, interest on the New Notes will accrue from the later of (i) the last interest payment date on which interest was paid on the Old Note surrendered in exchange for the New Note or (ii) if the Old Note is surrendered for exchange on a date in a period that includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date.

Tendering holders of the Old Notes must tender the Old Notes in minimum denominations of $2,000, and integral multiples of $1,000 in excess thereof. The New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that:

(1)	we have registered the New Notes under the Securities Act and therefore these New Notes will not bear legends restricting their transfer; and

(2)	specified rights under the Registration Rights Agreement, including the provisions providing for payment of additional interest in specified circumstances relating to the Exchange Offer, will be eliminated for all the New Notes.

The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under the same indenture and will be entitled to the same benefits under the indenture as the Old Notes being exchanged. As of the date of this prospectus, $3,350.0 million aggregate principal amount of the Old Notes are outstanding. The Old Notes accepted for exchange will be retired and cancelled and not reissued.

Except as described under “Form, Book-Entry Procedures and Transfer,” we will issue the New Notes in the form of one or more global notes registered in the name of DTC or its nominee, and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

We will conduct the Exchange Offer in accordance with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC thereunder.

We will be considered to have accepted validly tendered Old Notes if and when we have given oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the New Notes from us.

If we do not accept any tendered Old Notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these Old Notes, without expense, to the tendering holder as soon as practicable after the Expiration Date of the Exchange Offer.

Holders who tender the Old Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of the Old Notes in connection with the Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes in certain circumstances, in connection with the Exchange Offer. See “—Other Fees and Expenses” and “—Transfer Taxes.”

If we successfully complete the Exchange Offer, any Old Notes which holders do not tender or which we do not accept in the Exchange Offer will remain outstanding and continue to accrue interest. The holders of the Old Notes after the Exchange Offer in general will not have further rights under the Registration Rights Agreement, including registration rights and any rights to additional interest. Holders wishing to transfer the Old Notes would have to rely on exemptions from the registration requirements of the Securities Act.

Expiration Date; Extensions; Amendments; Termination

For purposes of the Exchange Offer, the term “Expiration Date” means 5:00 p.m., New York City time, on February 6, 2017, subject to our right to extend that time and date in our sole discretion, in which case the Expiration Date means the latest time and date to which the Exchange Offer is extended.

We reserve the right, in our sole discretion, by giving oral or written notice to the exchange agent, to:

•	extend the Exchange Offer;

•	terminate the Exchange Offer if a condition to our obligation to exchange the Old Notes for the New Notes is not satisfied or waived on or prior to the Expiration Date; and

•	amend the Exchange Offer.

If the Exchange Offer is amended in a manner that we determine constitutes a material change, we will extend the Exchange Offer for a period of two to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the Exchange Offer would otherwise have expired during that two to ten business day period.

We will notify holders of the Old Notes of any extension, amendment or termination of the Exchange Offer by press release or other public announcement. We will announce any extension of the Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We have no other obligation to publish, advertise or otherwise communicate any information about any extension, amendment or termination.

Settlement Date

We will deliver the New Notes on the settlement date, which will be as soon as practicable after the Expiration Date of the Exchange Offer. We will not be obligated to deliver the New Notes unless the Exchange Offer is consummated.

Conditions to the Exchange Offer

Notwithstanding any other provision of the Exchange Offer, we will not be required to accept for exchange, or to issue the New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer if at any time before the expiration of the Exchange Offer, we determine (i) that the Exchange Offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction; (ii) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the Exchange Offer or a material adverse development shall have occurred in any existing action or proceeding with respect to us; or (iii) all governmental approvals that we deem necessary for the consummation of the Exchange Offer have not been obtained.

Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the Exchange Offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, at any time on or prior to the Expiration Date:

•	terminate the Exchange Offer and return all tendered Old Notes to the respective tendering holders;

•	modify, extend or otherwise amend the Exchange Offer and retain all tendered Old Notes until the Expiration Date, as extended, subject, however, to the withdrawal rights of holders; or

•	to the extent lawful, waive the unsatisfied conditions with respect to the Exchange Offer and accept all Old Notes tendered and not previously validly withdrawn.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for those Old Notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture governing the New Notes under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Effect of Tender

Any tender by a holder, and our subsequent acceptance of that tender, of the Old Notes will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the Exchange Offer described in this prospectus and in the letter of transmittal. The acceptance of the Exchange Offer by a tendering holder of the Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of any and all liens, restrictions, charges, pledges, security interests, encumbrances or rights of any kind of third parties.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Old Notes

Upon agreement to the terms of the letter of transmittal pursuant to an agent’s message, a holder, or the beneficial holder of the Old Notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the Exchange Offer generally, thereby:

(1)	irrevocably sell, assign and transfer to or upon our order or the order of our nominee all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, all Old Notes tendered thereby, such that thereafter the holder shall have no contractual or other rights or claims in law or equity against us or any fiduciary, trustee, fiscal agent or other person connected with the Old Notes arising under, from or in connection with those Old Notes;

(2)	waive any and all rights with respect to the Old Notes tendered thereby, including, without limitation, any existing or past defaults and their consequences in respect of those Old Notes; and

(3)	release and discharge us and the trustee for the Old Notes from any and all claims the holder may have, now or in the future, arising out of or related to the Old Notes tendered thereby, including, without limitation, any claims that the holder is entitled to receive additional principal or interest payments with respect to the Old Notes tendered thereby, other than as expressly provided in this prospectus and in the letter of transmittal, or to participate in any redemption or defeasance of the Old Notes tendered thereby.

In addition, by tendering the Old Notes in the Exchange Offer, each holder of the Old Notes will represent, warrant and agree that:

(1)	it has received this prospectus;

(2)	it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more beneficial owners of, the Old Notes tendered thereby, and it has full power and authority to execute the letter of transmittal;

(3)	the Old Notes being tendered thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and we will acquire good, indefeasible and unencumbered title to those Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when we accept the same;

(4)	it will not sell, pledge, hypothecate or otherwise encumber or transfer any Old Notes tendered thereby from the date of the letter of transmittal, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

(5)	in evaluating the Exchange Offer and in making its decision whether to participate in the Exchange Offer by tendering its Old Notes, it has made its own independent appraisal of the matters referred to in this prospectus and the letter of transmittal and in any related communications and it is not relying on any statement, representation or warranty, express or implied, made to it by us or the exchange agent, other than those contained in this prospectus, as amended or supplemented through the Expiration Date;

(6)	the execution and delivery of the letter of transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in this prospectus;

(7)	the agreement to the terms of the letter of transmittal pursuant to an agent’s message shall, subject to the terms and conditions of the Exchange Offer, constitute the irrevocable appointment of the exchange agent as its attorney and agent and an irrevocable instruction to that attorney and agent to complete and execute all or any forms of transfer and other documents at the discretion of that attorney and agent in relation to the Old Notes tendered thereby in favor of us or any other person or persons as we may direct and to deliver those forms of transfer and other documents in the attorney’s and agent’s discretion and the certificates and other documents of title relating to the registration of the Old Notes and to execute all other documents and to do all other acts and things as may be in the opinion of that attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the exchange offer, and to vest in us or our nominees those Old Notes;

(8)	the terms and conditions of the Exchange Offer shall be deemed to be incorporated in, and form a part of, the letter of transmittal, which shall be read and construed accordingly;

(9)	it is acquiring the New Notes in the ordinary course of its business;

(10)	it is not participating in, and does not intend to participate in, a distribution of the New Notes within the meaning of the Securities Act and has no arrangement or understanding with any person to participate in a distribution of the New Notes within the meaning of the Securities Act;

(11)	it is not a broker-dealer who acquired the Old Notes directly from us; and

(12)	it is not an “affiliate” of ours, within the meaning of Rule 405 of the Securities Act.

The representations, warranties and agreements of a holder tendering the Old Notes will be deemed to be repeated and reconfirmed on and as of the Expiration Date and the settlement date. For purposes of this prospectus, the “beneficial owner” of any Old Notes means any holder that exercises investment discretion with respect to those Old Notes.

Absence of Dissenters’ Rights

Holders of the Old Notes do not have any appraisal or dissenters’ rights in connection with the Exchange Offer.

Acceptance of Old Notes for Exchange and Delivery of New Notes

On the settlement date, the New Notes to be issued in exchange for the Old Notes in the Exchange Offer, if consummated, will be delivered in book-entry form.

We will be deemed to accept validly tendered Old Notes that have not been validly withdrawn as provided in this prospectus when, and if, we give oral or written notice of acceptance to the exchange agent. Subject to the terms and conditions of the Exchange Offer, delivery of the New Notes will be made by the exchange agent on the settlement date following receipt of that notice. The exchange agent will act as agent for tendering holders of the Old Notes for the purpose of receiving the Old Notes and transmitting the New Notes as of the settlement date. If any tendered Old Notes are not accepted for any reason described in the terms and conditions of the Exchange Offer, such unaccepted Old Notes will be returned without expense to the tendering holders as promptly as practicable after the expiration or termination of the Exchange Offer.

Procedures for Tendering

To participate in the Exchange Offer, you must properly tender your Old Notes to the exchange agent as described below. We will only issue the New Notes in exchange for the Old Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes, and you should follow carefully the instructions on how to tender your Old Notes. It is your responsibility to properly tender your Old Notes. We have the right to waive any defects. However, we are not required to waive defects, and none of us, the exchange agent, the trustee or any other person is required to notify you of defects in your tender.

If you have any questions or need help in exchanging your Old Notes, please contact the exchange agent at the address or telephone numbers set forth below.

All of the Old Notes were issued in book-entry form, and all of the Old Notes are currently represented by global certificates registered in the name of Cede & Co., the nominee of DTC. We have confirmed with DTC that the Old Notes may be tendered using DTC’s automatic tender offer program (“ATOP”). The exchange agent will establish an account with DTC for purposes of the Exchange Offer promptly after the commencement of the Exchange Offer, and DTC participants may electronically transmit their acceptance of the Exchange Offer by causing DTC to transfer their Old Notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender the Old Notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange the Old Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

Determinations Under the Exchange Offer. We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered Old Notes and withdrawal of tendered Old Notes. Our determination will be final and binding. We reserve the absolute right to reject any Old Notes not properly tendered or any Old Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular Old Notes. Our interpretation of the terms and conditions of the Exchange Offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of the Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of the Old Notes, none of us, the exchange agent, the trustee or any other person will incur any liability for failure to give such notification. Tenders of the Old Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Old Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable after the Expiration Date of the exchange.

When We Will Issue the New Notes. In all cases, we will issue the New Notes for the Old Notes that we have accepted for exchange under the Exchange Offer only after the exchange agent receives, prior to the Expiration Date:

•	a book-entry confirmation of such number of the Old Notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of the Old Notes Not Accepted or Exchanged. If we do not accept any tendered Old Notes for exchange or if the Old Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Old Notes will be returned without expense to their tendering holder. Such non-exchanged Old Notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the Exchange Offer.

Participating Broker-Dealers. Each broker-dealer that receives the New Notes for its own account in exchange for the Old Notes, where those Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those New Notes. See “Plan of Distribution.”

Withdrawal of Tenders

Tenders of the Old Notes may be withdrawn at any time prior to the Expiration Date.

For a withdrawal to be effective, you must comply with the appropriate ATOP procedures. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn Old Notes and otherwise comply with the ATOP procedures.

We will determine all questions as to the validity, form, eligibility and time of receipt of a notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any Old Notes so withdrawn not to have been validly tendered for exchange for purposes of the Exchange Offer.

Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the Old Notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender, expiration or termination of the Exchange Offer. You may retender properly withdrawn Old Notes by following the procedures described under “—Procedures for Tendering” above at any time on or prior to the Expiration Date of the Exchange Offer.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the Exchange Offer. All correspondence in connection with the Exchange Offer should be sent or delivered by each holder of the Old Notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at:

U.S. Bank National Association

Global Corporate Trust Services

111 Fillmore Ave. East, EP-MN-WS2N

St. Paul, MN 55107

Attention: Specialized Finance

Telephone: (800) 934-6802

Facsimile: (651) 466-7372

Questions concerning tender procedures should be directed to the exchange agent at the address, telephone numbers or fax number listed above. Holders of the Old Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the Exchange Offer. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Announcements

We may make any announcement required pursuant to the terms of this prospectus or required by the Exchange Act or the rules promulgated thereunder through a reasonable press release or other public announcement in our sole discretion; provided, that, if any such announcement is made by issuing a press release to Business Wire, PR Newswire or Dow Jones News Service, such announcement shall be reasonable and sufficient.

Other Fees and Expenses

We will bear the expenses of soliciting tenders of the Old Notes. The principal solicitation is being made by mail. Additional solicitations may, however, be made by e-mail, facsimile transmission, telephone or in person by the exchange agent as well as our officers and other employees and those of our affiliates.

We have not retained any dealer-manager in connection with this Exchange Offer and will not make any payments to broker-dealers or others soliciting acceptances of the Exchange Offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Tendering holders of the Old Notes will not be required to pay any fee or commission to the exchange agent. If, however, a tendering holder handles the transaction through its commercial bank, broker, dealer, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the Old Notes as reflected in our accounting records on the settlement date for the Exchange Offer. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the Exchange Offer.

Transfer Taxes

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register the New Notes in the name of, or request that the Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those Old Notes.

Consequences of Failure to Exchange

Holders of the Old Notes who do not exchange their Old Notes for the New Notes under this Exchange Offer will remain subject to the restrictions on transfer applicable in the Old Notes as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Any Old Notes not tendered by their holders in exchange for the New Notes in this Exchange Offer will not retain any rights under the Registration Rights Agreement (except in certain limited circumstances) or any rights to additional interest. See “—Resale Registration Statement; Additional Interest.”

In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration requirements of the Securities Act and applicable state securities laws. We do not intend to register resales of the Old Notes under the Securities Act. Based on interpretations of the SEC staff, the New Notes issued pursuant to this Exchange Offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the New Notes in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the New Notes to be acquired in this Exchange Offer. Any holder who tenders in this Exchange Offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the New Notes (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Resale Registration Statement; Additional Interest

Under the Registration Rights Agreement, in the event that:

(1)	we determine that the Exchange Offer Registration Statement is not available or the Exchange Offer may not be completed as soon as practicable after the Expiration Date because it is not permitted by applicable law or SEC policy;

(2)	the Exchange Offer is not for any other reason completed by the 365th day after April 13, 2016; or

(3)	upon receipt of a written request (a “Shelf Request”) from any initial purchaser representing that it holds Old Notes that are or were ineligible to be exchanged in the Exchange Offer;

then, we shall use our commercially reasonable efforts to cause to be filed as soon as practicable after such determination, date or Shelf Request, as the case may be, a shelf registration statement on an appropriate form under Rule 415 of the Securities Act, which may be an amendment to the Exchange Offer Registration Statement (in either event, the “Shelf Registration Statement”), providing for the sale of all the Old Notes by the holders thereof and to have such Shelf Registration Statement become effective.

We will use our commercially reasonable efforts to keep such Shelf Registration Statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for resales of the New Notes by the holders, until the earlier to occur of (i) one year following the date when the Shelf Registration Statement has been declared effective by the SEC (the “Shelf Effectiveness Period”) and (ii) all the Old Notes covered by such Shelf Registration Statement having been sold pursuant to such Shelf Registration Statement.

The Registration Rights Agreement further provides that in the event that (i) we have not completed the Exchange Offer on or prior to the 365th day after April 13, 2016, (ii) the Shelf Registration Statement, if required, has not been declared effective by the SEC on or prior to the 365th day after April 13, 2016, (iii) the Shelf Registration Statement, if required, has become effective and thereafter ceases to be effective or the prospectus therein ceases to be usable at any time during the Shelf Effectiveness Period, and such failure to remain effective or usable exists for more than 45 days (whether or not consecutive) in any 12-month period or (iv) the Shelf Registration Statement, if required, has become effective and thereafter, on more than two occasions in any 12-month period during the Shelf Effectiveness Period, ceases to be effective or the prospectus contained therein ceases to be usable (each such event, a “Registration Default”), then the interest rate borne by the Old Notes will be increased by (a) 0.25% per annum for the first 90-day period beginning on the day immediately following such Registration Default and (b) an additional 0.25% per annum with respect to each subsequent 90-day period, up to a maximum increase of 1.00% per annum.

Other

Participation in this Exchange Offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

DESCRIPTION OF THE NOTES

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, (i) the terms “Issuer”, “we,” “our” and “us” each refer to Western Digital Corporation and not to any of its consolidated subsidiaries and (ii) the term “Notes” refers to the New Notes and the Old Notes, together.

On April 13, 2016, the Issuer issued $3,350,000,000 aggregate principal amount of the Old Notes under an indenture dated as of April 13, 2016 (the “Indenture”) among the Issuer, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”). The Old Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act.

The Issuer will issue up to $3,350,000,000 aggregate principal amount of the New Notes under the Indenture in exchange for the Old Notes. The terms of the New Notes are substantially identical to the terms of the Old Notes, except that the New Notes will be registered under the Securities Act, and the transfer restrictions and registration rights and related additional interest provisions applicable to the Old Notes will not apply to the New Notes.

The following description is only a summary of the material provisions of the Notes and the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture and the Notes, including the definitions therein of certain terms used below and those made part thereof by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). We urge you to read the Indenture in its entirety because it, not this description, defines your rights as Holders of the Notes. You may request copies of the Indenture at our address set forth under the heading “Incorporation of Certain Information by Reference.”

Brief Description of the Notes

The Notes will be senior obligations of the Issuer. The Notes will be guaranteed by each of the Issuer’s wholly-owned domestic Restricted Subsidiaries that is required to provide a guarantee under the Credit Agreement (collectively, the “Guarantors”). The Notes and the guarantees:

•	will be general unsecured senior obligations of the Issuer and the Guarantors;

•	will rank senior in right of payment to any future Subordinated Obligations of the Issuer and the Guarantors;

•	will rank pari passu in right of payment with all existing and future Senior Indebtedness of the Issuer and the Guarantors (including the Indebtedness of the Issuer and the Guarantors under the Credit Agreement and the Secured Notes);

•	will be effectively subordinated to all Secured Indebtedness of the Issuer and the Guarantors (including all the Indebtedness under the Credit Agreement and the Secured Notes) to the extent of the value of the assets securing such Indebtedness;

•	will be guaranteed by each Guarantor; and

•	will be structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Issuer’s Subsidiaries that are not guaranteeing the Notes.

Principal, Maturity and Interest

The Issuer will issue the Notes initially with an aggregate principal amount of $3,350 million. The Issuer will issue the Notes in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof. The Notes will mature on April 1, 2024. Subject to our compliance with the covenant described under the subheading “—Certain Covenants—Limitation on Indebtedness,” we are permitted to issue more Notes from time to time (the “Additional Notes”). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase; provided, however, that in the event that any Additional Notes are not fungible with the Notes for U.S. federal income tax purposes, such nonfungible Additional Notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the Notes. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the Notes include any Additional Notes actually issued.

Interest on the New Notes will accrue at the rate of 10.500% per annum and will be payable semiannually in arrears on April 1 and October 1, commencing on April 1, 2017. The Issuer will make each interest payment to the Holders of record on the immediately preceding March 15 and September 15. If a payment date is on a Legal Holiday, payment will be made on the next succeeding Business Day and no interest shall accrue for the intervening period.

Interest on the New Notes will accrue from the later of (i) the last interest payment date on which interest was paid on the Old Note surrendered in exchange for the New Note or (ii) if the Old Note is surrendered for exchange on a date in a period that includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

Except as set forth below, we will not be entitled to redeem the Notes at our option prior to April 1, 2019.

On and after April 1, 2019, we will be entitled at our option on one or more occasions to redeem all or a portion of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued and unpaid interest to, but excluding, the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on April 1 of the years set forth below:

Period	Redemption price
2019	107.875%
2020	105.250%
2021	102.625%
2022 and thereafter	100.000%

In addition, any time prior to April 1, 2019, we will be entitled at our option on one or more occasions to redeem the Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes and the Additional Notes (at a redemption price (expressed as a percentage of principal amount) of 110.500%, plus accrued and unpaid interest to, but excluding, the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds from one or more Qualified Equity Offerings; provided, however, that

(1)	at least 65% of the original aggregate principal amount of Notes and any Additional Notes, if any, remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Issuer, the Guarantors or their Affiliates); and

(2)	each such redemption occurs within 90 days after the date of the related Qualified Equity Offering.

Prior to April 1, 2019, we will be entitled at our option to redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, but excluding, the redemption date (subject to the right of

Holders of record on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first class mail to each Holder’s registered address (or sent electronically in accordance with the applicable procedures of the depositary in the case of global Notes), not less than 30 nor more than 60 days prior to the redemption date.

Selection and notice of redemption

If we are redeeming less than all of the Notes at any time, the Trustee will select Notes on a pro rata basis to the extent practicable or in such manner as it shall deem fair and appropriate, unless another method is required by law or applicable exchange or depositary requirements.

We will redeem Notes of $2,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address (or sent electronically in accordance with the applicable procedures of the depositary in the case of global Notes), except that redemption notices may be sent more than 60 days prior to the redemption date if the notice is issued in connection with a defeasance of Notes or a satisfaction and discharge of the Indenture. Any inadvertent defect in the notice of redemption, including an inadvertent failure to give notice, to any Holder selected for redemption will not impair or affect the validity of the redemption of any other Note redeemed in accordance with provisions of the Indenture.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note; provided that new Notes will only be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Notes called for redemption become due on the date fixed for redemption. Notes held in certificated form must be surrendered to the paying agent in order to collect the redemption price. Unless the Issuer defaults in the payment of the redemption price, on and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Notice of any redemption, whether in connection with a Qualified Equity Offering or otherwise, may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, the completion of a Qualified Equity Offering or other financing or of a transaction resulting in a Change of Control. In the event that the relevant conditions precedent are not satisfied as of the date specified for redemption in any such notice (or amendment thereto), the Issuer may, in its discretion, rescind such notice or amend it to specify another redemption date.

Mandatory redemption; offers to purchase; open market purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under “—Change of Control” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Subsidiary Guarantees

The Notes will be guaranteed by the Guarantors. Each of the Guarantors will jointly and severally guarantee, on a senior unsecured basis, obligations under the Notes. The obligations of each Guarantor under its Subsidiary Guarantee are designed to be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law, and, therefore, such Subsidiary Guarantee is specifically limited to an amount that such Guarantor could guarantee without such Subsidiary Guarantee constituting a fraudulent conveyance. This limitation, however, may not be effective to prevent such Subsidiary Guarantee from constituting a fraudulent conveyance. If a Subsidiary Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. See “Risk Factors—Risks Relating to Our Indebtedness and the New Notes—Under certain circumstances a court could cancel the New Notes or the related guarantees under fraudulent conveyance laws. If that occurs, you may not receive any payments on the New Notes.”

Each Guarantor that makes a payment under its Subsidiary Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

The Subsidiary Guarantee of a Guarantor will be released upon:

(1)	(a) the designation of such Guarantor as an Unrestricted Subsidiary to the extent permitted by the Indenture;

(b)	the release of such Guarantor from its guarantee of Indebtedness under the Credit Agreement (other than a release by or as a result of the payment of such Indebtedness), so long as such Guarantor would not then otherwise be required to guarantee the Notes pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors”;

(c)	the sale, issuance or other disposition of Capital Stock of such Guarantor (including by way of merger or consolidation), such that it is no longer a Restricted Subsidiary or the sale of all or substantially all of its assets to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, so long as the sale or other disposition does not violate any provisions of the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” or “—Certain Covenants—Merger and Consolidation” required to be performed at the time of such transaction;

(d)	the release or discharge of the Indebtedness (other than the Credit Agreement) that would have required such Guarantor to provide a Subsidiary Guarantee pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors” other than a release or discharge in connection with enforcement;

(e)	the Issuer exercising its legal defeasance option or its covenant defeasance option as described under “—Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture; or

(f)	in connection with the dissolution or liquidation of such Guarantor; and

(2)	such Guarantor delivering to the Trustee an Officers’ Certificate stating that all conditions provided for in the Indenture relating to such release have been complied with.

Ranking

The Notes will be the senior obligations of the Issuer. The Notes will be guaranteed jointly and severally by each of the Guarantors on a senior unsecured basis. The indebtedness evidenced by the Notes and the Subsidiary Guarantees will rank pari passu in right of payment to all other Senior Indebtedness of the Issuer and the Guarantors, as the case may be, but will be effectively junior to all secured Indebtedness, including our obligations under the Secured Notes and the Credit Agreement, to the extent of the value of the assets securing such Indebtedness.

As of September 30, 2016:

(1)	the Issuer and the Guarantors had approximately $10.0 billion aggregate principal amount of secured Indebtedness outstanding; and

(2)	the Issuer and the Guarantors would have had approximately $1.0 billion of secured Indebtedness available for borrowing under the Credit Agreement.

Subject to the limits described under “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants—Limitation on Liens,” the Issuer and its Restricted Subsidiaries may Incur additional secured Indebtedness.

Virtually all of the Senior Indebtedness of the Guarantors consists of their respective guaranties of Senior Indebtedness of the Issuer under the Credit Agreement and with respect to the Secured Notes and the Notes.

A substantial portion of our operations are conducted through our Subsidiaries. Most of our Subsidiaries are not guaranteeing the Notes, and, as described above under “—Subsidiary Guarantees,” Subsidiary Guarantees may be released under certain circumstances. In addition, our future Subsidiaries may not be required to guarantee the Notes. Claims of creditors of such non-Guarantor Subsidiaries, including trade creditors and creditors holding Indebtedness or guarantees issued by such non-Guarantor Subsidiaries, and claims of preferred stockholders of such non-Guarantor Subsidiaries generally will have priority with respect to the assets and earnings of such non-Guarantor Subsidiaries over the claims of our creditors, including the Holders. Accordingly, the Notes will be structurally subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-Guarantor Subsidiaries.

Although the Indenture limits the incurrence of Indebtedness and preferred stock by our Restricted Subsidiaries that are not Guarantors, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain Covenants—Limitation on Indebtedness.”

Change of Control

Upon the occurrence of a Change of Control, each Holder shall have the right to require that the Issuer repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, unless we have previously or concurrently mailed a redemption notice with respect to all outstanding Notes as described under “—Optional Redemption,” we will send electronically or mail a notice by first-class mail to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control;

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is sent); and

(4)	the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all such Notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. In the event that the Change of Control has not occurred as of the purchase date for the Change of Control Offer specified in the notice therefor (or amendment thereto), the Issuer (or third party offeror) may, in its discretion, rescind such notice or amend it to specify another purchase date.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Issuer and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Issuer and the initial purchasers. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants—Limitation on Liens.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction. In addition, Holders may not be entitled to require the Issuer to repurchase their Notes in certain circumstances involving a significant change in the composition of the Issuer’s board of directors, including in connection with a proxy contest, where the Issuer’s board of directors does not endorse a dissident slate of directors but approves them for purposes of the Indenture.

The Credit Agreement may prohibit or limit, and future credit agreements or other agreements to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Notes as a result of a Change of Control. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing the Notes, the Issuer could seek the consent of its lenders or investors to permit the purchase of the Notes or could attempt to refinance the borrowings or securities that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings or securities, the Issuer will remain prohibited from purchasing the Notes. In such case, the Issuer’s failure to purchase tendered Notes after any applicable notice and lapse of time would constitute an Event of Default under the Indenture.

The occurrence of events that would constitute a Change of Control would constitute a default under the Credit Agreement. The indenture governing the Secured Notes may require us to repurchase the Secured Notes at the option of the holders of the Secured Notes upon a Change of Control. Future Indebtedness of the Issuer may also contain prohibitions on certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. If the Issuer experiences a change of control that triggers a default under the Credit Agreement, we could seek a waiver of such default or seek to refinance the Credit Agreement. In the event we do not obtain such a waiver or refinance the Credit Agreement, such default could result in amounts outstanding under the Credit Agreement being declared due and payable. Moreover, the exercise by the Holders of their right to require us to repurchase the Notes could cause a default under such senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on us. Finally, our ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Certain Covenants

The Indenture contains covenants including, among others, those summarized below. During any period of time that:

(1)	the Notes have an Investment Grade Rating from at least two Ratings Agencies, and

(2)	no Default or Event of Default has occurred and is continuing under the Indenture,

the Issuer and its Restricted Subsidiaries will not be subject to the provisions of the Indenture summarized below under:

(1)	“—Limitation on Indebtedness”;

(2)	“—Limitation on Restricted Payments”;

(3)	“—Limitation on Restrictions on Distributions from Restricted Subsidiaries”;

(4)	“—Limitation on Sales of Assets and Subsidiary Stock”;

(5)	“—Limitation on Affiliate Transactions”;

(6)	clause (3) of the first paragraph under “—Merger and Consolidation”; and

(7)	“—Future Subsidiary Guarantors”

(collectively, the “Suspended Covenants”). In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, two of the Ratings Agencies rate the Notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing (the date of such ratings withdrawal or downgrade or the occurrence of such Default or Event of Default, the “Reversion Date”), then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants for all periods after that withdrawal, downgrade, Default or Event of Default; provided that there will not be deemed to have occurred a Default or Event of Default with respect to any covenant during the time (the “Suspension Period”) that the Issuer and the Restricted Subsidiaries were not subject to the Suspended Covenants (or after that time based solely on events that occurred during that time). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitations on Restricted Payments” will be made as though the covenant described under “—Limitation on Restricted Payments” had been in effect since the Escrow Release Date and prior to, but not during, the Suspension Period; provided that any dividend or distribution declared during the three-month period prior to any Reversion Date will be treated as though the covenant had been in effect on such date. Accordingly, other than as set forth in the immediately preceding proviso, Restricted Payments made during the Suspension Period will not reduce the amount available to be made as Restricted Payments under the first paragraph of “—Limitation on Restricted Payments.” The Issuer will give the Trustee written notice of any such suspension of covenants and in any event not later than five Business Days after such suspension has occurred. In the absence of such notice, the Trustee shall assume that the Suspended Covenants are in full force and effect. The Trustee has no duty to monitor the rating of the Notes or to notify Holders of the occurrence of any Suspension Period or Reversion Date.

Solely for the purpose of determining the amount of Permitted Liens under the “—Limitation on Liens” covenant during any Suspension Period and without limiting the Issuer’s or any Restricted Subsidiary’s ability to Incur Indebtedness during any Suspension Period, to the extent that calculations in the “—Limitation on Liens” covenant refer to the “—Limitation on Indebtedness” covenant, such calculations will be made as though the “—Limitation on Indebtedness” covenant remains in effect during the Suspension Period. On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be classified to have been Incurred pursuant to clause (a) or one of the subclauses set forth in clause (b) of the covenant described under “—Limitation on Indebtedness” (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to the Indebtedness Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be permitted to be Incurred pursuant to clause (a) or one of the subclauses set forth in clause (b) of the covenant described under “—Limitation on Indebtedness,” such Indebtedness will be deemed to have been outstanding on the Escrow Release Date, so that it is classified as permitted under subclause (b)(4) of the covenant described under “—Limitation on Indebtedness.” For purposes of determining compliance with the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock,” on the Reversion Date, the Net Available Cash from all Asset Dispositions not applied in accordance with the covenant will be deemed to reset at zero. No Subsidiaries may be designated as Unrestricted Subsidiaries during any Suspension Period. The Issuer will give the Trustee written notice of any occurrence of a Reversion Date not later than five Business Days after such Reversion Date. After any such notice of the occurrence of a Reversion Date, the Trustee shall assume that the Suspended Covenants apply and are in full force and effect.

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a) The Issuer will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Issuer and the Restricted Subsidiaries will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio would have been at least 2.00 to 1.00 (any such Indebtedness Incurred pursuant to this clause (a) being herein referred to as “Coverage Indebtedness”); provided further that the amount of Indebtedness that may be Incurred by non-Guarantor Subsidiaries under this paragraph (after giving pro forma effect to such Incurrence, including a pro forma application of the net proceeds therefrom), together with the aggregate principal amount of Indebtedness Incurred by non-Guarantor Subsidiaries pursuant to clause (5)(b) of paragraph (b) below, shall not exceed the greater of (a) $400 million and (b) 1.25% of Total Assets at any one time outstanding.

(b) Clause (a) of this covenant will not prohibit the Incurrence of the following Indebtedness (any such Indebtedness Incurred pursuant to this clause (b) being herein referred to as “Permitted Indebtedness”):

(1)

Indebtedness Incurred by the Issuer and its Restricted Subsidiaries pursuant to any Credit Facility (including the Credit Agreement); provided, however, that the aggregate principal amount of all Indebtedness Incurred under this clause (b)(1) and subject to clause (d) below, then outstanding does not at any time exceed the greater of (x) $13,125 million, less the aggregate principal amount of Convertible Notes that were extinguished between the Issue Date and August 10, 2016 (plus the amount of any Financing Fees paid in connection with any Refinancing Credit Facility incurred under this subclause (1)(x)) and (y) the aggregate principal amount of Indebtedness that at the time of Incurrence does not cause the Consolidated Secured Leverage Ratio for the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available, determined on a pro forma basis, to exceed 2.25 to 1.00; provided that, for purposes of determining the amount of Indebtedness that may be Incurred under clause (b)(1)(y) and for purposes of any subsequent calculation of the Consolidated Secured Leverage Ratio, all Indebtedness Incurred and outstanding under this clause (b)(1) shall be treated as Secured Indebtedness (any such Indebtedness Incurred pursuant to this clause (b)(1) being herein referred to as “Credit Facility Indebtedness”); provided further that any Refinancing Credit Facility in respect of any Credit Facility Indebtedness incurred under this clause (b)(1) in an amount not to exceed the amount of such Credit Facility Indebtedness incurred under this clause (b)(1) (plus the amount of Financing Fees paid in connection with the incurrence of such Refinancing Credit Facility) may be incurred under this clause (b)(1) even if such incurrence is not otherwise permitted by this clause (b)(1) at such time of incurrence of such Refinancing Credit Facility (and any new Refinancing Credit Facility in respect of any earlier Refinancing Credit Facility incurred under this proviso in an amount not to exceed the amount of such earlier Refinancing Credit Facility (plus the amount of any Financing Fees paid in connection with the incurrence of such new Refinancing Credit Facility) may also be incurred under this clause (b)(1) even if such incurrence is not otherwise permitted by this clause (b)(1) at the time of incurrence of such new Refinancing Credit Facility);

(2)	Indebtedness owed to and held by the Issuer or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Issuer or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon not permitted by this clause (2), (B) if the Issuer is the obligor on such Indebtedness and such Indebtedness is owed to a non-Guarantor Subsidiary, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes and (C) if a Guarantor is the obligor on such Indebtedness and such Indebtedness is owed to a non-Guarantor Subsidiary, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Guarantor with respect to its Subsidiary Guarantee;

(3)	(x) the Notes and the Subsidiary Guarantees (other than any Additional Notes) and the guarantees thereof and (y) the Secured Notes issued on the Issue Date and the guarantees thereof;

(4)	Indebtedness of the Issuer and its Restricted Subsidiaries outstanding on the Issue Date and of the Issuer and its Restricted Subsidiaries (including SanDisk Corporation and any of its Subsidiaries) outstanding on the Escrow Release Date (other than Indebtedness described in clause (1), (2), (3) or (15) of this covenant);

(5)	Indebtedness:

(a)	(i) of a Restricted Subsidiary on the date it becomes a Restricted Subsidiary as a result of the acquisition of its Capital Stock by the Issuer or a Restricted Subsidiary or (ii) assumed by the Issuer or a Restricted Subsidiary in connection with an Acquisition Transaction, in the case of clause (i) and (ii), so long as such Indebtedness was not Incurred in connection with or in anticipation of such Person becoming a Restricted Subsidiary or such Acquisition Transaction, as the case may be; or

(b)	Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary (i) Incurred or issued to finance an Acquisition Transaction, or (ii) that is assumed by the Issuer or any Restricted Subsidiary (including as a result of a merger, amalgamation or consolidation) or retained by an entity that becomes a Successor Company or Restricted Subsidiary, in each case in connection with an Acquisition Transaction and which Indebtedness, Disqualified Stock or Preferred Stock was Incurred in connection with or in anticipation of the relevant Acquisition Transaction;

provided, that, in the case of clause (a) and (b) on the date of any such acquisition and after giving pro forma effect thereto, either (x) the Issuer would have been entitled to Incur at least $1.00 of Coverage Indebtedness pursuant to paragraph (a) of this covenant or (y) the Consolidated

Coverage Ratio would have been greater than the Consolidated Coverage Ratio immediately prior to such transaction; provided further that the amount of Indebtedness that may be Incurred by non-Guarantor Subsidiaries under clause (5)(b) above (after giving pro forma effect to such Incurrence, including a pro forma application of the net proceeds therefrom), together with the aggregate principal amount of Indebtedness Incurred by non-Guarantor Subsidiaries pursuant to paragraph (a) above, shall not exceed the greater of (a) $400 million and (b) 1.25% of Total Assets at any one time outstanding;

(6)	Refinancing Indebtedness in respect of any Coverage Indebtedness or any Permitted Indebtedness Incurred pursuant to clause (3), (4), (5) or this clause (6);

(7)	Hedging Obligations Incurred in the ordinary course of business and not for the purpose of speculation;

(8)	obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(9)	Indebtedness Incurred by the Issuer or any Restricted Subsidiary constituting endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business or reimbursement obligations with respect to bankers’ acceptances and letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation laws, unemployment insurance laws or similar legislation, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation laws, unemployment insurance laws or similar legislation; provided, however, that upon the drawing of such bankers’ acceptances and letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(10)	the Guarantee by the Issuer or any Restricted Subsidiary of Indebtedness of the Issuer or any Restricted Subsidiary that was permitted to be Incurred by another provision of this covenant; provided, however, that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the Guarantee thereof Incurred pursuant to this clause (10) shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness being Guaranteed;

(11)	Indebtedness of Foreign Subsidiaries in an aggregate principal amount outstanding at any one time not in excess of the greater of (x) $350 million and (y) 1.5% of Foreign Subsidiary Total Assets (measured at the time of any Incurrence in reliance on this clause (y));

(12)	Indebtedness of the Issuer or any Restricted Subsidiary in the form of purchase price adjustments, earn-outs, indemnification, adjustment of purchase price or other arrangements representing acquisition consideration or deferred payments of a similar nature or similar obligations Incurred in connection with any Acquisition Transaction or any other Investment or in connection with the disposition of any business, assets or Capital Stock permitted by the Indenture;

(13)	Permitted Receivables Financing not to exceed $700 million at any time outstanding;

(14)	(i) Purchase Money Indebtedness Incurred to finance the acquisition, lease, construction, repair, replacement, expansion or improvement by the Issuer or a Restricted Subsidiary of assets in the ordinary course of business or otherwise Incurred in respect of capital expenditures, whether through the direct purchase of assets or the purchase of capital stock of any Person owning such assets and (ii) Indebtedness Incurred in connection with the leases of precious metals and/or commodities, and any Refinancing Indebtedness Incurred to Refinance such Indebtedness, in an aggregate principal amount which, when added together with the amount of Indebtedness Incurred pursuant to this clause (14) and then outstanding, does not exceed the greater of (x) $175 million and (y) 0.50 % of Total Assets (measured at the time of any Incurrence in reliance on this clause (y));

(15)	Indebtedness Incurred under the Additional Bridge Facility;

(16)	Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate principal amount which, when taken together with all other Indebtedness of the Issuer and the Restricted Subsidiaries outstanding on the date of such Incurrence and Incurred pursuant to this clause (16) does not exceed the greater of (x) $400 million and (y) 1.25% of Total Assets (measured at the time of any Incurrence in reliance on this clause (y));

(17)	Indebtedness Incurred in connection with any Sale/Leaseback Transaction, together with any Refinancing Indebtedness Incurred to Refinance such Indebtedness, in an aggregate principal amount which, when taken together with all other Indebtedness outstanding on the date of such Incurrence and Incurred pursuant to this clause (17) and then outstanding, does not exceed $230 million.

(18)	(i) Indebtedness owed on a short term basis of no longer than 30 days to banks and other financial institutions Incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries with such banks or other financial institutions that arise in connection with ordinary banking arrangements to manage cash balances of the Issuer and its Restricted Subsidiaries and (ii) Indebtedness in the ordinary course of business in respect of Cash Management Services, netting services, automatic clearing house arrangements, employees’ credit or purchase cards, overdraft protections and similar arrangements for the Issuer and its Subsidiaries or joint ventures to which the Issuer and its Restricted Subsidiaries are a party;

(19)	Indebtedness Incurred by a Restricted Subsidiary in connection with discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case Incurred or undertaken in the ordinary course of business on arm’s length commercial terms;

(20)	Indebtedness consisting solely of Liens granted in reliance on clause (28) of the definition of “Permitted Liens;”

(21)	Indebtedness Incurred in the ordinary course of business in respect of obligations of suppliers, customers, franchisees, lessors, licensees or distribution partners;

(22)	unsecured (other than vendor’s liens arising by operation of law) Indebtedness in respect of obligations of the Issuer or any Restricted Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided that such obligations are Incurred in connection with open accounts extended by suppliers on customary trade terms in the ordinary course of business and not in connection with the borrowing of money or any hedge agreements and (ii) unsecured Indebtedness in respect of intercompany obligations of the Issuer or any Restricted Subsidiary in respect of accounts payable incurred in connection with goods sold or services rendered in the ordinary course of business and not in connection with the borrowing of money;

(23)	Indebtedness of the Issuer or any Restricted Subsidiary consisting of (i) obligations to pay insurance premiums or (ii) take or pay obligations contained in supply agreements, in each case arising in the ordinary course of business and not in connection with the borrowing of money or Hedging Obligations;

(24)	Indebtedness representing deferred compensation or similar arrangements to employees, consultants or independent contractors of the Issuer and its Restricted Subsidiaries Incurred in the ordinary course of business or otherwise Incurred in connection with the consummation of the Transactions or any Acquisition Transaction or other investment whether consummated prior to the Escrow Release Date or that otherwise constitutes a Permitted Investment;

(25)	Indebtedness consisting of promissory notes issued to current or former officers, managers, consultants, directors and employees (or their respective spouses, former spouses, successors, executors, administrators, heirs, legatees or distributees) to finance the purchase or redemption of Capital Stock of the Issuer permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments;”

(26)	Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit in a principal amount not to exceed the face amount of such letter of credit;

(27)	additional Indebtedness of the Issuer or any of its Restricted Subsidiaries that are not Guarantors, when taken together with all other Indebtedness of the Issuer and its Restricted Subsidiaries that are not Guarantors outstanding on the date of such Incurrence and Incurred pursuant to this clause (27) does not exceed the greater of (x) $460 million and (y) 1.5% of Total Assets (measured at the time of any Incurrence in reliance on this clause (y)); and

(28)	obligations of the Issuer or any of its Restricted Subsidiaries Incurred in connection with rebate programs.

(c) For purposes of determining compliance with this covenant:

(1)	any Indebtedness outstanding on the Escrow Release Date under the Credit Agreement will be treated as Incurred on the Escrow Release Date under clause (1) of paragraph (b) above and cannot be reclassified and any refinancing of Credit Facility Indebtedness must also be incurred pursuant to such clause (1) and cannot be reclassified;

(2)	any Indebtedness outstanding on the Escrow Release Date under the Additional Bridge Facility will be treated as Incurred on the Escrow Release Date under clause (15) of paragraph (b) above and cannot be reclassified;

(3)	in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Issuer, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses;

(4)	the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above and, in that connection, the Issuer will be entitled to treat a portion of such Indebtedness as Coverage Indebtedness and the balance of such Indebtedness as an item or items of Permitted Indebtedness;

(5)	any Permitted Indebtedness originally classified as Incurred pursuant to one of the clauses in paragraph (b) above (other than Permitted Indebtedness Incurred pursuant to clause (1), (2) or (15) of paragraph (b) above) may later be reclassified by the Issuer such that it will be deemed as having been Incurred as Coverage Indebtedness pursuant to paragraph (a) above or as Permitted Indebtedness pursuant to another clause in paragraph (b) above, as applicable, to the extent that such reclassified Indebtedness could be Incurred pursuant thereto at the time of such reclassification;

(6)	in the event that the Issuer or a Restricted Subsidiary incurs Indebtedness to finance an acquisition or assumes Indebtedness of Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture, at the option of the Issuer, such Indebtedness shall be deemed to have been Incurred on the date the definitive acquisition agreement relating to such Acquisition Transaction was entered into (and not at the time such Acquisition Transaction is consummated) and the Consolidated Coverage Ratio and/or the Consolidated Secured Leverage Ratio shall be tested (x) in connection with such Incurrence, as of the date the definitive acquisition agreement relating to such Acquisition Transaction was entered into, giving pro forma effect to such Acquisition Transaction, to any such Indebtedness or Lien, and to all transactions in connection therewith and, for the avoidance of doubt, if any such ratios are exceeded as a result of fluctuations in such ratio (including due to fluctuations in the EBITDA of the Issuer or the target company) at or prior to the consummation of the relevant acquisition, such ratios will not be deemed to have been exceeded as a result of such fluctuations solely for purposes of determining whether such acquisition and any related transactions are permitted hereunder and (y) in connection with any other Incurrence after the date the definitive acquisition agreement relating to such Acquisition Transaction was entered into and prior to the earlier of the consummation of such Acquisition Transaction or the termination of such definitive agreement prior to the Incurrence, both (i) on the basis set forth in clause (x) above and (ii) without giving effect to such Acquisition Transaction or the Incurrence of any such Indebtedness or Liens or the other transactions in connection therewith;

(7)	in the event that the Issuer or a Restricted Subsidiary enters into or increases commitments under a revolving credit facility, the Consolidated Coverage Ratio or the Consolidated Secured Leverage Ratio, as applicable, for borrowings and reborrowings thereunder (and including issuance and creation of letters of credit and bankers’ acceptances thereunder) will be determined on the date of such revolving credit facility or such increase in commitments (assuming for such purpose and for the calculation of any other ratio or test under the Indenture after such date that the full amount thereof has been borrowed as of such date and while such commitments remain outstanding), and, if such Consolidated Coverage Ratio or Consolidated Secured Leverage Ratio, as applicable, test is satisfied with respect thereto at such time, any borrowing or reborrowing thereunder (and the issuance and creation of letters of credit and bankers’ acceptances thereunder) will be permitted under this covenant irrespective of the Consolidated Coverage Ratio or Consolidated Secured Leverage Ratio, as applicable, at the time of any borrowing or reborrowing (or issuance or creation of letters of credit or bankers’ acceptances thereunder) (the committed amount permitted to be borrowed or reborrowed (and the issuance and creation of letters of credit and bankers’ acceptances) on a date pursuant to the operation of this paragraph shall be the “Reserved Indebtedness Amount” as of such date for purposes of the Consolidated Coverage Ratio or Consolidated Secured Leverage Ratio, as applicable); and

(8)	accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, amortization of original issue discount, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Where any Indebtedness of any Person other than the Issuer and its Restricted Subsidiaries is guaranteed by one or more of the Issuer and its Restricted Subsidiaries, the aggregate amount of Indebtedness of the Issuer and its Restricted Subsidiaries deemed to be Incurred or outstanding as a result of all such guarantees shall not exceed the amount of such guaranteed Indebtedness. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

(d) For purposes of determining compliance with any U.S. dollar restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent, as appropriate, of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess, as appropriate, will be determined on the date such Refinancing Indebtedness is Incurred; provided that the relevant U.S. Dollar Equivalent will not be deemed to be exceeded so long as the principal amount (or, if applicable, the liquidation preference, face amount, or the like) of any such new Indebtedness does not exceed the sum of the principal amount (or, if applicable, the liquidation preference, face amount, or the like) of the Indebtedness being Refinanced and the related Financing Fees.

(e) Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuer and its Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

The principal amount (or, if applicable, the liquidation preference, face amount, or the like) of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, will be calculated based on the currency exchange rate applicable to the currencies in which the respective Indebtedness is denominated that is in effect on the date of the refinancing.

(f) In the case of any Refinancing of any Indebtedness Incurred under clause (b)(1), (5), (11), (14), (16), (17) or (27) above with new Indebtedness Incurred under such clause, the amount (or, if applicable, the liquidation preference, face amount, or the like) of new Indebtedness Incurred under such clause shall not be deemed to be exceeded so long as the principal amount of such new Indebtedness does not exceed the principal amount (or, if applicable, the liquidation preference, face amount, or the like) of the Indebtedness being Refinanced plus related Financing Fees.

(g) In the case of any Refinancing of any Indebtedness Incurred under clause (b)(5), (11), (14), (16) or (27) above measured by reference to a percentage of Total Assets with new Indebtedness Incurred under such clause, and the Incurrence of the relevant Indebtedness would cause the percentage of Total Assets restriction to be exceeded if calculated based on the percentage of Total Assets on the date of such Refinancing, such percentage of Total Assets restriction shall not be deemed to be exceeded so long as the principal amount of such new Indebtedness does not exceed the principal amount of the Indebtedness being Refinanced plus related Financing Fees.

(h) Notwithstanding the foregoing, the Issuer will not permit Indebtedness (other than subordinated intercompany Indebtedness) to be incurred by Western Digital International other than up to $500 million of secured or unsecured Indebtedness; provided that within ninety (90) days of the incurrence of such Indebtedness, the Issuer shall use 75% of the proceeds thereof to repay Credit Facility Indebtedness.

Limitation on Restricted Payments

(a) The Issuer will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Issuer or such Restricted Subsidiary makes such Restricted Payment:

(1)	a Default shall have occurred and be continuing (or would result therefrom);

(2)	the Issuer is not entitled to Incur an additional $1.00 of Coverage Indebtedness pursuant to the covenant described under “—Limitation on Indebtedness”; or

(3)	the aggregate amount of such Restricted Payment and all other Restricted Payments since the Escrow Release Date (other than those set forth in clauses (1), (2), (5), (6), (7), (9), (11), (13), (14), (15) and (16) of paragraph (b) below) would exceed the sum of (without duplication):

(A)	50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the first day of the fiscal quarter following the fiscal quarter in which the Escrow Release Date occurred to the end of the most recently ended fiscal quarter for which financial statements are available at the time of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B)	100% of the aggregate Net Cash Proceeds or Fair Market Value of any asset (other than cash) received by the Issuer either (x) from the issuance or sale of its Qualified Capital Stock subsequent to the Escrow Release Date (other than any such issuance or sale to a Restricted Subsidiary) or (y) as a contribution in respect of its Qualified Capital Stock from its shareholders subsequent to the Escrow Release Date, but excluding in each case any Excluded Contribution; plus

(C)

the amount by which the principal amount of Indebtedness of the Issuer or any Restricted Subsidiary (other than Indebtedness owing to a Subsidiary) is reduced upon the conversion or exchange subsequent to the Escrow Release Date of any Indebtedness of the Issuer or any

Restricted Subsidiary convertible or exchangeable for Qualified Capital Stock of the Issuer (less the amount of any cash, or the fair value of any other property, distributed by the Issuer upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Issuer or any Restricted Subsidiary after the Escrow Release Date from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Issuer or to an employee stock ownership plan or a trust established by the Issuer or any of its Subsidiaries for the benefit of their employees); plus

(D)	an amount equal to the sum of (x) the aggregate amount of cash and the Fair Market Value of any asset (other than cash) received by the Issuer or any Restricted Subsidiary subsequent to the Escrow Release Date with respect to Investments (other than Permitted Investments) made by the Issuer or any Restricted Subsidiary subsequent to the Escrow Release Date in any Person (other than the Issuer or any Restricted Subsidiary) and resulting from repurchases, repayments or redemptions of, or dividends or distributions on, such Investments by such Person, or proceeds realized on the sale of all or part of such Investment, and (y) in the event that the Issuer redesignates an Unrestricted Subsidiary to be a Restricted Subsidiary, the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary (other than to the extent the Issuer’s Investment in such Unrestricted Subsidiary constituted a Permitted Investment); provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made after the Escrow Release Date (and treated as a Restricted Payment) by the Issuer or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b) The preceding provisions will not prohibit:

(1)	(i) any Restricted Payment described in clause (1), (2) or (3) of the definition thereof made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for or conversion into, Qualified Capital Stock of the Issuer or a substantially concurrent cash capital contribution received by the Issuer from its shareholders with respect to its Qualified Capital Stock, in each case other than Excluded Contributions; provided, however, that the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above and (ii) Restricted Payments in an aggregate amount not to exceed the aggregate amount of Excluded Contributions;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” so long as:

(A)	the principal amount of such Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus related Financing Fees;

(B)	such Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Obligations so purchased, repurchased, redeemed, defeased or acquired or retired for value;

(C)	such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Obligations being so purchased, repurchased, redeemed, defeased or acquired or retired; and

(D)	such Indebtedness has a weighted average life to maturity equal to or greater than the remaining weighted average life to maturity of the Subordinated Obligations being so purchased, repurchased, redeemed, defeased or acquired or retired;

(3)	the payment of any dividend, distribution or redemption of any Capital Stock or Subordinated Obligation within 60 days after the date of declaration thereof or call for redemption if, at such date of declaration or call for redemption, such payment or redemption was permitted by the provisions of paragraph (a) of this covenant (the declaration of such payment will be deemed a Restricted Payment under paragraph (a) of this covenant as of the date of declaration and the payment itself will be deemed to have been paid on such date of declaration and will not also be deemed a Restricted Payment under paragraph (a) of this covenant); provided, however, that any Restricted Payment made in reliance on this clause (3) shall reduce the amount available for Restricted Payments pursuant to clause (a)(3) above only once;

(4)	(A) so long as no Event of Default has occurred and is continuing, the purchase, redemption or other acquisition or retirement (and the declaration and payment of distributions by the Issuer the proceeds of which are used for the purchase, redemption or other acquisition or retirement and for the payment of withholding or similar tax payments that are expected to be payable in connection therewith) for value of shares of Capital Stock of the Issuer or any of its Subsidiaries (or any options or warrants or stock appreciation rights issued with respect to any of such Capital Stock) held by any officers, former officers, managers, former managers, employees, former employees, directors, former directors, consultants or former consultants of the Issuer or any of its Subsidiaries (or permitted transferees of such officers, former officers, managers, former managers, employees, former employees, directors, former directors, consultants or former consultants, including, without limitations, their respective spouses, former spouses, successors, executors, administrators, heirs, legatees or distributees), pursuant to any management equity plan, employee stock option plan, stock subscription plan, employment termination agreement or any other management or employee benefit plan or any other management or employment agreement or equity holders’ agreement; provided, however, that the aggregate amount of such Restricted Payments (excluding amounts representing cancellation of Indebtedness) shall not exceed $50 million in the aggregate for any fiscal year; provided further that the Issuer may carry over and make in the next two (2) fiscal years, in addition to the amounts permitted for such fiscal year, the amount of such purchases, redemptions or other acquisitions or retirements permitted to have been made but not made in the preceding fiscal years plus:

(i)	the amount of any bona fide cash bonuses otherwise payable to officers, employees, directors, or consultants of the Issuer or any Subsidiary that are foregone in return for the receipt of Capital Stock, the fair market value of which is equal to or less than the amount of such cash bonuses, which, if not used in any year, may be carried forward and used in the subsequent two (2) fiscal years; plus

(ii)	the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Escrow Release Date; and

(B)	the cancellation of Indebtedness owing to the Issuer or any of its Subsidiaries from any future, present or former officers, employees, directors or consultants of the Issuer or in connection with a repurchase of Capital Stock of the Issuer or any of its Subsidiaries;

(5)	the declaration and payments of dividends or distributions on Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary issued pursuant to the covenant described under “—Limitation on Indebtedness”;

(6)	repurchases of Capital Stock deemed to occur (i) upon exercise of stock options, warrants or similar rights if such Capital Stock represents a portion of the exercise price of such options, warrants or similar rights or (ii) for purposes of satisfying any required tax withholding obligation upon the exercise or vesting of a grant or award that was granted or awarded to an employee;

(7)	cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Issuer;

(8)	in the event of a Change of Control or Asset Disposition, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Issuer or any

Guarantor, in each case, at a purchase price not greater than 101%, in the event of a Change of Control, or 100%, in the event of an Asset Disposition, of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuer (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer, as a result of such Change of Control, or an Asset Disposition Offer, as a result of such Asset Disposition, and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Disposition Offer, as applicable;

(9)	Restricted Payments in an aggregate amount which, when taken together with all Restricted Payments made pursuant to this clause (9), does not exceed $115 million; provided, however, that no Event of Default has occurred and is continuing or would otherwise result therefrom;

(10)	the making of any Restricted Payments if, at the time of making such payments, and after giving effect thereto (including the Incurrence of any Indebtedness permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” to finance such payment), the Issuer’s Consolidated Leverage Ratio would not exceed 2.00 to 1.00; provided, however, that no Event of Default has occurred and is continuing or would otherwise result therefrom;

(11)	payments and prepayments of intercompany subordinated Permitted Indebtedness, the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under “—Limitation on Indebtedness”;

(12)	the declaration and payment of any dividend in respect of the Capital Stock of the Issuer or the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Capital Stock of the Issuer held by any Person, in an amount not to exceed $625 million in the aggregate for any fiscal year;

(13)	repurchases of the Issuer’s common Capital Stock in an aggregate amount not to exceed $60 million;

(14)	any Restricted Payment used to fund the Transactions, the Intercompany Transactions and the related transactions and the Financing Fees Incurred in connection therewith and any Restricted Payments in connection with the repurchase of the Convertible Notes and any warrants or similar rights related thereto or owed by the Issuer or any direct or indirect parent of the Issuer or the Restricted Subsidiaries to Affiliates, and any other payments made in connection with the consummation of the Transactions, the Intercompany Transactions and the related transactions, whether payable on the Issue Date or the Escrow Release Date or thereafter, in each case to the extent permitted by the covenant described under “—Limitation on Affiliate Transactions” (other than clause (b)(2) thereof);

(15)	any Restricted Payment made under the Merger Agreement and the other agreements related thereto as in effect on the Issue Date or the Escrow Release Date, as applicable, together with such amendments, modifications and waivers that are (i) not materially adverse to the Holders of the Notes in their capacities as such, as determined in good faith by the Issuer or (ii) consented to by the Holders of a majority in principal amount of the Notes outstanding;

(16)	to the extent constituting Restricted Payments, amounts that would be permitted to be paid directly by the Issuer or its Restricted Subsidiaries under clauses (b)(5), (9), (11) and (15) of the covenant described under “—Affiliate Transactions;”

(17)	so long as no Event of Default has occurred and is continuing, the declaration and payment of dividends on the Issuer’s common Capital Stock (or the payment of dividends to any direct or indirect parent company of the Issuer to fund a payment of dividends on such company’s common Capital Stock), of up to 6.0% per annum of the net cash proceeds received by or contributed to the Issuer in or from any offering of Qualified Capital Stock, occurring after the Issue Date other than public offerings with respect to the Issuer’s common Capital Stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution; and

(18)	payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “—Merger and Consolidation”; provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuer shall have made a Change of Control Offer (if required by the Indenture) and that all Notes tendered by Holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value.

For purposes of determining compliance with this covenant, in the event that a Restricted Payment or Investment (or a portion thereof) meets the criteria of one or more of clauses (1) through (18) above or the definition of “Permitted Investments”, the Issuer, in its sole discretion, will classify and may later reclassify (based on circumstances existing on the date of such reclassification) such Restricted Payment or Investment (or portion thereof) between one or more of such clauses (1) through (18) and/or such clauses of the definition of “Permitted Investments” in a manner that complies with this covenant.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Issuer or a Restricted Subsidiary or pay any Indebtedness owed to the Issuer or any Restricted Subsidiary, (b) make any loans or advances to the Issuer or any Restricted Subsidiary or (c) transfer any of its property or assets to the Issuer or any Restricted Subsidiary, except:

(1)	with respect to clauses (a), (b) and (c),

(A)	any encumbrance or restriction pursuant to (i) an agreement in effect at or entered into on the Escrow Release Date (including the Credit Agreement in effect on the Escrow Release Date, the Additional Bridge Facility in effect on the Escrow Release Date, the Secured Notes and the related guarantees, the indenture relating to the Secured Notes, the Indenture, the Notes and the Subsidiary Guarantees and, in each case, any related documentation and Hedging Obligations) or similar encumbrances or restrictions contained in any future Credit Facilities or Hedging Obligations of or guaranteed by the Issuer and (ii) the New Notes and related guarantees and similar restrictions contained in the documentation entered into in connection with any future debt securities issued or guaranteed by the Issuer;

(B)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any contractual obligation binding on such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Issuer (other than contractual obligations as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Issuer) and outstanding on such date;

(C)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Issuer or any Restricted Subsidiary (as reasonably determined by the Issuer in good faith) than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(D)	any encumbrance or restriction with respect to (i) a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary or (ii) a business unit, division, product line or line of business or other assets in a transaction permitted under the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock,” in each case pending the closing of such sale or disposition;

(E)	any encumbrance or restriction pursuant to applicable law, rule, regulation or order;

(F)	provisions contained in any approval, license or permit with a regulatory authority, in each case entered into in the ordinary course of business;

(G)	restrictions on cash, cash equivalents, Temporary Cash Investments or other deposits or net worth imposed under contracts entered into in the ordinary course of business, including such restrictions imposed by customers or insurance, surety or bonding companies, and customary provisions in leases, subleases, licenses, sublicenses, service agreements, product sales, asset sale agreements and other contracts restricting the assignment thereof, in each case entered into in the ordinary course of business;

(H)	any encumbrance or restriction with respect to a Foreign Subsidiary entered into in the ordinary course of business or pursuant to the terms of Indebtedness that was Incurred by such Foreign Subsidiary in compliance with the terms of the Indenture;

(I)	provisions contained in any license, permit or other accreditation with a regulatory authority entered into in the ordinary course of business;

(J)	provisions in agreements or instruments which prohibits the payment or making of dividends or other distributions other than on a pro rata basis;

(K)	customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business and any provisions in joint venture agreements in effect at or entered into on the Escrow Release Date;

(L)	any encumbrance or restriction contained in the terms of any agreement under which Indebtedness is permitted to be Incurred after the Escrow Release Date pursuant to the covenant described under “—Limitation on Indebtedness,” if (x) the Issuer reasonably determines in good faith at the time any such Indebtedness is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not materially affect the Issuer’s ability to make principal or interest payments on the Notes and (y) the encumbrance or restriction is not materially more disadvantageous to the Holders than is customary in comparable financings or agreements (as reasonably determined by the Issuer in good faith);

(M)	any encumbrance or restriction of a Receivables Financing Subsidiary effected in connection with a Permitted Receivables Financing; provided, however, that such restrictions apply only to such Receivables Financing Subsidiary;

(N)	any agreement or instrument governing any Indebtedness, Disqualified Stock, or Preferred Stock permitted to be Incurred or issued pursuant to the covenant described under “—Limitation on Indebtedness” entered into after the Issue Date or the Escrow Release Date so long as such encumbrances and restrictions included therein are no more restrictive in any material respect taken as a whole with respect to any Restricted Subsidiary than (x) encumbrances or restrictions contained in the Indenture or the Credit Agreement as of the Escrow Release Date, or (y) encumbrances or restrictions that were in effect on the Escrow Release Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date or the Escrow Release Date in the good faith judgment of the senior management the Issuer at the time such encumbrances or restrictions are agreed to; and

(O)	any encumbrances or restrictions of the type referred to in clauses (a) through (c) imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (A) through (N) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing,

(2)	with respect to clause (c) only,

(A)	any encumbrance or restriction consisting of customary provisions in leases and other agreements to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(B)	any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(C)	any encumbrance or restriction contained in any Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Indebtedness” and “—Limitation on Liens” if such restrictions or conditions apply only to the property or assets securing such Indebtedness;

(D)	any encumbrance or restriction contained in any agreement relating to Purchase Money Indebtedness permitted by the covenant described under “—Limitation on Indebtedness” if such restrictions or conditions apply only to the assets securing such Indebtedness; and

(E)	any encumbrance or restriction consisting of customary provisions restricting assignment of, or the creation of any Lien over, any agreement entered into in the ordinary course of business,

(3)	for purposes of determining compliance with this covenant, (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on other Capital Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (y) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary to other Indebtedness Incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Limitation on Sales of Assets and Subsidiary Stock

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1)	the Issuer or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition; and

(2)	at least 75% of the consideration thereof received by the Issuer or such Restricted Subsidiary is in the form of cash or Temporary Cash Investments.

Within 365 days after the receipt of any Net Available Cash from such Asset Disposition, the Issuer or the applicable Restricted Subsidiary, as the case may be, shall apply such Net Available Cash:

(i)	to reduce Obligations with respect to Credit Facility Indebtedness and, in the case of revolving loans, to correspondingly reduce commitments with respect thereto;

(ii)	to reduce Obligations under Indebtedness (other than Subordinated Obligations) that is secured by a Lien (including Obligations under the indenture governing the Secured Notes), which Lien is permitted by the Indenture and, in the case of revolving loans, to correspondingly reduce commitments with respect thereto;

(iii)	to reduce Obligations under any other Senior Indebtedness of the Issuer or a Guarantor; provided, however, that to the extent the Issuer or such Guarantor repays any such other Senior Indebtedness, the Issuer shall equally and ratably reduce the principal amount of the Notes outstanding through open-market purchases or through redemption, or shall offer (in accordance with the procedures set forth below in clause (b) of this covenant) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus accrued but unpaid interest, if any, in an aggregate principal amount which, if the offer were accepted, would result in such reduction (and, in the case of revolving loans, to correspondingly reduce commitments with respect thereto);

(iv)	to reduce Obligations under any Indebtedness of a Restricted Subsidiary that is not a Guarantor and, in the case of revolving loans, to correspondingly reduce commitments with respect thereto;

(v)	to acquire Additional Assets; or

(vi)	to make capital expenditures that are used or useful in a Related Business or that replace the businesses, properties and/or assets that are the subject of such Asset Disposition;

in the case of clauses (i), (ii), (iii) and (iv) other than Indebtedness owed to the Issuer or an Affiliate of the Issuer; provided that, a binding commitment to apply any Net Available Cash for purposes specified in clause (v) or (vi) above entered into in good faith by the Issuer or a Restricted Subsidiary prior to the expiration of the relevant 365-day period will extend such period by an additional 180 days to the extent of the Net Available Cash covered thereby.

Notwithstanding the foregoing provisions of this covenant, the Issuer and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $50 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash may be utilized for general corporate purposes, including repayment of revolving credit borrowings.

Any Net Available Cash that is not applied or invested as provided in the preceding paragraphs will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $50 million, the Issuer will make an offer (an “Asset Disposition Offer”) to all Holders (with a copy to the Trustee) and, at the Issuer’s election, to holders of other Senior Indebtedness to purchase or redeem the maximum principal amount of Notes and such other Senior Indebtedness that may be purchased out of the amount of such Excess Proceeds. The offer price in any Asset Disposition Offer will be equal to 100% of the principal amount of the Notes and/or any such Senior Indebtedness plus accrued and unpaid interest to the date of purchase, and will be payable in cash in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture or the agreements governing the other Senior Indebtedness. If the aggregate purchase price of Indebtedness tendered exceeds the amount of Excess Proceeds, the Trustee will select the Notes and the trustee or agent for the other Senior Indebtedness shall select such other Senior Indebtedness to be purchased on a pro rata basis but in round denominations, which, in the case of the Notes, will be denominations of $2,000 principal amount or integral multiples of $1,000 in excess thereof. Upon completion of each Asset Disposition Offer, the amount of Excess Proceeds will be reset at zero and, so long as all such Notes validly tendered and not withdrawn pursuant to such offer are purchased by the Issuer in compliance with this covenant, any excess of the offer amount over the amount applied to purchase such Notes (and such other Senior Indebtedness) pursuant to such offer may be applied by the Issuer for any purpose not prohibited by the Indenture. The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of the Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations. The Issuer may satisfy its obligations under this covenant with respect to any Net Available Cash by making an Asset Disposition Offer with respect to such Net Available Cash prior to the expiration of the relevant 365 days (or extended period provided above) or with respect to Excess Proceeds of $50 million or less, including by making an offer to purchase Notes pursuant to clause (iii) of the second paragraph of this covenant.

For the purposes of this covenant, the following are deemed to be cash or Temporary Cash Investments:

(1)	the assumption or discharge of Indebtedness of the Issuer or any Restricted Subsidiary (other than Subordinated Obligations or Obligations in respect of Disqualified Stock of the Issuer or Preferred Stock of a Guarantor) and the release of the Issuer or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

(2)	any liabilities, as shown on the Issuer’s most recent consolidated balance sheet, of the Issuer or any Restricted Subsidiary (other than contingent liabilities and Subordinated Obligations) that are assumed by the transferee of shares of Capital Stock, property or other assets in the Asset Disposition or that are otherwise cancelled or terminated in connection with the transaction with such transferee, in each case pursuant to a customary agreement that releases the Issuer or such Restricted Subsidiary from any and all liability therefor;

(3)	any securities, notes or other obligations received by the Issuer or any Restricted Subsidiary from the transferee that are converted by the Issuer or such Restricted Subsidiary into cash or Temporary Cash Investments (to the extent of the Temporary Cash Investments received) within 180 days after the date of the applicable Asset Disposition, to the extent of the cash received in that conversion; and

(4)	any Designated Noncash Consideration received by the Issuer or any of its Restricted Subsidiaries in such Asset Disposition having an aggregate Fair Market Value that, when taken together with all other Designated Noncash Consideration received pursuant to this clause (4) that is at that time outstanding, does not exceed the greater of (x) $90 million and (y) 0.30% of Total Assets (determined as of the end of the most recent fiscal quarter for which internal financial statements are available) at the time of the receipt of such Designated Noncash Consideration (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Limitation on Affiliate Transactions

(a) The Issuer will not, and will not permit any Restricted Subsidiary to, enter into any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Issuer (an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $35 million unless:

(1)	the terms of the Affiliate Transaction are no less favorable to the Issuer or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate; and

(2)	if such Affiliate Transaction involves an amount in excess of $75 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the Board of Directors of the Issuer have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors and as set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above.

(b) The provisions of the preceding paragraph (a) will not prohibit:

(1)	any transaction between or among the Issuer or any of its Restricted Subsidiaries;

(2)	any Permitted Investment or any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments” (other than clause (b)(14) thereof);

(3)

any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans (including management and employee benefit plans or agreements, subscription agreements or similar agreements pertaining to the repurchase of capital stock pursuant to put/call rights or similar rights with current or former employees, officers or directors or incentive plans and other compensation arrangements) and payments or loans (or cancellation of loans) to directors, managers, officers, employees and consultants of the Issuer and its Restricted Subsidiaries, the proceeds of which are used solely to purchase Capital Stock (other than Disqualified Stock) of the Issuer, in each case in the ordinary course of business;

(4)	loans or advances and the payment of customary fees and reasonable out-of-pocket costs to directors, managers, officers, employees and consultants of the Issuer and its Restricted Subsidiaries, in the ordinary course of business and on customary terms;

(5)	any employment, severance, consulting, service or termination agreement, or reasonable and customary indemnification agreement, entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business (and payments made pursuant thereto), and the payment of reasonable fees and expenses, and the provision of customary indemnities, to directors, managers, officers, employees or consultants of the Issuer or any of its Restricted Subsidiaries in their capacities as such;

(6)	payments to or from, and any transactions (including, without limitation, any cash management activities related thereto) with, (x) Flash Partners Ltd., Flash Alliance Ltd., Flash Forward Ltd. or any other joint venture with Toshiba Corporation (or one of its Affiliates) or (y) other joint ventures in the ordinary course of business with any other Person (other than an Unrestricted Subsidiary) which would constitute an Affiliate Transaction solely because the Issuer or a Restricted Subsidiary owns an equity interest in or otherwise controls such Person;

(7)	any other transaction with a joint venture partner in the ordinary course of business of the Issuer and its Restricted Subsidiaries and otherwise in compliance with the terms of the Indenture; provided that, in the reasonable, good faith determination of the members of the Board of Directors or senior management of the Issuer, such transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that could have reasonably been obtained at the time of such transaction in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person;

(8)	the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Issuer, including any transaction under a subscription agreement, registration rights agreement, shareholders’ agreement or similar agreement entered into in connection therewith on customary terms as the Issuer reasonably determines in good faith;

(9)	transactions with customers, clients, vendors, suppliers or other purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business (including pursuant to joint venture agreements);

(10)	payments and transactions effected pursuant to any binding agreement or commitment or executed agreement (x) as in effect on the Issue Date and on the Escrow Release Date, (y) as was in effect on the Escrow Release Date and as described in the Offering Memorandum and (z) of SanDisk Corporation and its subsidiaries as in effect on the Escrow Release Date, and any amendment, modification or replacement of any such agreement (so long as such amendments, modifications or replacements are not adverse, taken as a whole, to the Holders in any material respect as compared to the applicable agreement as in effect on the Issue Date and on the Escrow Release Date or as was in effect on the Escrow Release Date and described in the Offering Memorandum or of SanDisk Corporation and its subsidiaries as in effect on the Escrow Release Date);

(11)	any transaction on arm’s-length terms with any non-Affiliate that becomes an Affiliate as a result of such transactions;

(12)	any transaction in which the Issuer delivers to the Trustee a written opinion from an Independent Qualified Party to the effect that such transaction is fair, from a financial standpoint, to the Issuer and its Restricted Subsidiaries;

(13)	the execution of the Transactions, the Intercompany Transactions and the related transactions and the payment of all fees, expenses, bonuses and awards related to the Transaction;

(14)	any transaction in connection with a Permitted Receivables Financing; and

(15)	transactions between the Issuer or any Restricted Subsidiary and any Person, a director of which is also a director of the Issuer, any Restricted Subsidiary or any direct or indirect parent of the Issuer; provided, however, that such Person abstains from voting as a director of the Issuer, such Restricted Subsidiary or such direct or indirect parent of the Issuer.

Limitation on Liens

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens, without effectively providing that the Notes or the relevant Guarantee of the Notes, as the case may be, shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured. For the avoidance of doubt, for the purposes of determining whether any Initial Lien is a Permitted Lien following a Suspension Period, any Incurrence of Liens securing Indebtedness shall be tested as though the covenant described under “—Limitation on Indebtedness” was in effect at such time.

Any such Lien thereby created in favor of the Notes or any Subsidiary Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of each Initial Lien to which it relates, (ii) in the case of such Lien in favor of any such Subsidiary Guarantee, upon the termination and discharge of such Subsidiary Guarantee in accordance with the terms of the Indenture or (iii) any sale, exchange or transfer to any Person not an Affiliate of the Issuer of the property or assets secured by such Initial Lien.

The expansion of Liens by virtue of the accrual of interest, the accretion or amortization of original issue discount (excluding accretion or amortization that is expressly provided for in the agreement providing for the applicable Indebtedness that is a zero coupon or other discount instrument) and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of the property securing the applicable Indebtedness will not be deemed to be an Incurrence of Liens for purposes of this covenant.

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of Permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant, the Issuer may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify (as if Incurred at such later time), such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will be entitled to only include the amount and type of such Lien or such item of Indebtedness secured by such Lien (or any portion thereof) in one of the categories of Permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant and, in such event, such Lien securing such item of Indebtedness (or any portion thereof) will be treated as being Incurred or existing pursuant to only such clause or clauses (or any portion thereof) or pursuant to the first paragraph hereof.

Merger and Consolidation

(a) The Issuer will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets as determined on a consolidated basis to, any Person, unless:

(1)	either (i) the Issuer shall be the surviving corporation or (ii) the resulting, surviving or transferee Person (in each of clauses (i) or (ii), the “Successor Company”) shall (A) be a corporation or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia (provided that, if the Successor Company is a limited liability company, then there shall be a Restricted Subsidiary of such Person which shall be a corporation organized in the jurisdictions permitted by this clause (1) and a co-obligor of the Notes) and (B) expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Issuer under the Notes and the Indenture.

(2)	immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Issuer or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)	immediately after giving pro forma effect to such transaction, either (x) the Successor Company would be able to Incur an additional $1.00 of Coverage Indebtedness pursuant to the covenant described under “—Limitation on Indebtedness” or (y) the Consolidated Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction; and

(4)	if the Issuer is not the surviving corporation, the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

provided, however, that (A) the foregoing will not be applicable to a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Issuer or one or more Guarantors and (B) clause (3) above will not be applicable to the Issuer merging with an Affiliate of the Issuer solely for the purpose and with the sole effect of reincorporating the Issuer in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Issuer, which properties and assets, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer, subject to the proviso in the previous sentence.

The Successor Company will be the successor to the Issuer and shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Indenture, and the predecessor Issuer, except in the case of a lease, shall be released from all of its obligations under the Indenture and the Notes.

For all purposes of the Indenture, Subsidiaries of any Successor Company will, upon any transaction subject to this covenant, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the Indenture, and all Indebtedness and Liens of the Successor Company and its Subsidiaries that were not Indebtedness or Liens on property or assets, as the case may be, of the Issuer and its Subsidiaries immediately prior to such transaction shall be deemed to have been Incurred upon such transaction.

(b) The Issuer will not permit any Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)

except in the case of a Guarantor (x) all or substantially all of which has been disposed of in its entirety to another Person (other than to the Issuer or an Affiliate of the Issuer), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition or issuance of all or a portion of its Capital Stock, ceases to be a Subsidiary, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guarantee Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guarantee;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3)	the successor Person (if other than such Guarantor) delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guarantee Agreement, if any, complies with the Indenture;

provided, however, that this covenant will not be applicable to a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Issuer or a Guarantor; provided further that a Guarantor’s Subsidiary Guarantee will be released concurrently with such transactions under “—Subsidiary Guarantees.” Subject to certain limitations described in the Indenture, the successor Person (if other than such Guarantor) will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee.

Notwithstanding the foregoing, any Guarantor may:

(1)	merge, amalgamate or consolidate with or into, wind up or into or sell, assign, transfer, lease, convey or otherwise dispose of all or part of its properties and assets to another Guarantor or the Issuer,

(2)	merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof, and

(3)	convert into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor.

Future Subsidiary Guarantors

The Issuer will not cause or permit (a) any of its Wholly-Owned Subsidiaries to Guarantee any Credit Facility Indebtedness or capital markets debt securities of the Issuer or any Guarantor or (b) any of its Restricted Subsidiaries (other than a Foreign Subsidiary or a CFC Holdco) to Incur (other than any Guarantee) Credit Facility Indebtedness or capital markets debt securities (for the avoidance of doubt, other than the Convertible Notes), in each case, unless such Subsidiary is a Guarantor or within 30 days thereof executes and delivers to the Trustee a Guarantee Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture and applicable to the other Guarantors and delivers to the Trustee an Opinion of Counsel (which may contain customary exceptions) that such Guarantee Agreement has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary.

The Issuer may elect, in its sole discretion, to cause any Restricted Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case such Restricted Subsidiary shall not be required to comply with the 30-day period described in the paragraph above.

SEC Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Issuer will furnish to the Trustee and, upon written request, the Holders, within the time periods specified in the SEC’s rules and regulations for non-accelerated filers:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Issuer were required to file such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file such reports;

provided that the electronic filing of the foregoing reports by the Issuer on the SEC’s EDGAR system (or any successor system) shall be deemed to satisfy the Issuer’s delivery obligations to the Trustee and any Holder, it being understood that the Trustee shall not be responsible for determining whether such filings have been made.

If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Issuer will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Issuer were required to file those reports with the SEC as a “non-accelerated filer.”

Notwithstanding anything to the contrary, this covenant does not require the Issuer to comply with Rule 3-10 or Rule 3-16 of Regulation S-X (or any successor provision), or to provide separate financial statements of any Guarantor; provided that the Issuer will continue to provide qualitative information on non-Guarantor Subsidiaries substantially consistent with the information provided in the Offering Memorandum in the reports required to be delivered pursuant to clause (1) above. At any time that any of the Issuer’s Subsidiaries are Unrestricted Subsidiaries and the EBITDA of such Unrestricted Subsidiaries (determined in a manner consistent with the definition of EBITDA in the Indenture) account collectively for more than 1.0% of the Issuer’s corresponding consolidated amount, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed quantitative presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or elsewhere in reports provided by the Issuer pursuant to this covenant of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

In addition, at any time when the Issuer is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Issuer will furnish to the Holders and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as such Notes held by Persons other than Affiliates of the Issuer are not freely transferable under Rule 144A under the Securities Act.

Delivery of any reports, information and documents to the Trustee will be for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of its covenants hereunder (as to which the Trustee will be entitled to rely exclusively on Officers’ Certificates).

Intercompany Transactions

Notwithstanding anything to the contrary, the Intercompany Transactions and any transactions that are related to the Intercompany Transactions, including, but not limited to, the restructuring of certain Subsidiaries of the Issuer and subsequent steps to consolidate duplicative Subsidiaries in various countries, eliminate dormant or unnecessary entities, and rationalize and integrate the supply chains, operations, and workforces, are expressly permitted hereunder.

Defaults

Each of the following is an Event of Default with respect to the Notes:

(1)	a default in the payment of interest on the Notes, when due, continued for 30 days;

(2)	a default in the payment of principal of Notes, when due at their Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the failure by the Issuer to comply with its obligations under “—Certain Covenants—Merger and Consolidation” above;

(4)	the failure by the Issuer or any Guarantor to comply for 60 days (or with respect to its obligations in the covenant described under “—Certain Covenants—SEC Reports”, 90 days) after notice with its other covenants or agreements contained in the Indenture (other than a default referred to in clauses (1) through (3) above);

(5)	Indebtedness of the Issuer, any Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total principal amount of such Indebtedness unpaid or accelerated exceeds $225 million (the “cross acceleration provision”); provided that this clause (5) shall not apply to any Indebtedness represented by the Convertible Notes;

(6)	certain events of bankruptcy, insolvency or reorganization of the Issuer or any Significant Subsidiary (the “bankruptcy provisions”);

(7)	any judgment or decree for the payment of money in excess of $225 million (other than any such judgment covered by insurance policies issued by reputable insurance companies (other than under a self-insurance program) to the extent a claim therefor has been made in writing and liability therefore has not been denied by the insurer) is entered against the Issuer, any Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”);

(8)	any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or any Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee; or

(9)	any default under the Credit Agreement arising from the failure by the Issuer or any Guarantor to comply with the covenant in the Credit Agreement regarding the consummation of the Intercompany Transactions.

However, a default under clause (3) or (4) will not constitute an Event of Default until the Trustee or the Holders of 30% in principal amount of the outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified after receipt of such notice. Any default for the failure to deliver any report within the time periods prescribed in the covenant described under “—Certain Covenants—SEC Reports” or to deliver any notice or certificate pursuant to any other provision of the Indenture shall be deemed to be cured upon the subsequent delivery of any such report, notice or certificate, even though such delivery is not within the prescribed period specified.

If an Event of Default occurs and is continuing with respect to the Notes, the Trustee by written notice to the Issuer, or the Holders of at least 30% in principal amount of the outstanding Notes by written notice to the Issuer and the Trustee, may declare the principal of and accrued but unpaid interest on all such Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default under clause (6) with respect to the Issuer, any domestic Significant Subsidiary or Western Digital International Ltd. occurs and is continuing, the principal of and interest on all such Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences involving the Notes.

In case an Event of Default occurs and is continuing with respect to the Indenture, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest not paid when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing with respect to the Notes;

(2)	Holders of at least 30% in principal amount of the outstanding Notes of have requested the Trustee to pursue the remedy;

(3)	such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is actually known to a Trust Officer, the Trustee must send electronically or mail to each Holder notice of the Default within 90 days after being notified by the Issuer. Except in the case of a Default in the payment of principal of or interest on any Notes, the Trustee may withhold notice if and so long as the Trustee determines in good faith that withholding notice is not opposed to the interest of the Holders. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the Issuer obtains knowledge of the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding of the Notes (including consents obtained in connection with a tender offer or exchange for such Notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1)	reduce the amount of such Notes whose Holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any such Note;

(3)	reduce the principal of or change the Stated Maturity of any such Note;

(4)	change the provisions applicable to the redemption of any such Note as described under “—Optional Redemption”;

(5)	make any such Note payable in money other than that stated in such Note;

(6)	modify the right of any Holder to receive payment of principal of and interest on such Holder’s Notes not paid when due on or after the due dates therefor or to institute suit for the enforcement of any such payment;

(7)	make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions;

(8)	make any change in the ranking or priority of any such Note that would adversely affect the Holders; or

(9)	make any change in, or release other than in accordance with the Indenture, any Subsidiary Guarantee that would adversely affect the Holders.

Notwithstanding the preceding, without the consent of any Holder, the Issuer, the Guarantors and Trustee may amend the Indenture:

(1)	to cure any ambiguity, omission, defect or inconsistency;

(2)	to provide for the assumption by a successor corporation of the obligations of the Issuer or any Guarantor under the Indenture, the Notes or a Subsidiary Guarantee, as applicable;

(3)	to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code);

(4)	to add Guarantees with respect to the Notes, including any Subsidiary Guarantee, or to secure the Notes;

(5)	to add to the covenants or other obligations of the Issuer or any Guarantor for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(6)	to make any change that would provide additional rights or benefits to the Holders, or that does not adversely affect the rights of any Holder in any material respect;

(7)	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(8)	to conform the text of the Indenture, the Notes or any Subsidiary Guarantee to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Notes or such Subsidiary Guarantee;

(9)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes except as required to conform to applicable securities laws;

(10)	to evidence and provide for the acceptance and appointment of a successor trustee under the Indenture pursuant to the requirements thereof; or

(11)	to provide for the issuance of Additional Notes in accordance with the terms of the Indenture.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Transfer

The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When (1) we deliver to the Trustee all outstanding Notes (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust) for cancellation or (2) all outstanding Notes (i) have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption or (ii) will become due and payable within one year or are called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense of, the Issuer, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date (and any intervening interest payment between the date of deposit and such maturity or redemption date), and if in either case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

For any redemption referred to above that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purpose of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit on the date of redemption (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officers’ Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption.

Defeasance

At any time, we may terminate all our obligations under the Notes, the Subsidiary Guarantees and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust (as defined below) and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, at any time we may terminate our obligations under “—Change of Control” and under the covenants described under “—Certain Covenants” (other than clauses (1) and (4) of the first paragraph of the covenant described under “—Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the Subsidiary Guarantee provision described under “—Defaults” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6) (with respect only to Significant Subsidiaries), (7) or (8) under “—Defaults” above or because of the failure of the Issuer to comply with clause (2) or (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option with respect to the Notes, each Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee in respect of the Notes.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law since the issuance of the Notes). For any redemption referred to above that requires the payment of the Applicable Premium, the second paragraph under “—Satisfaction and Discharge” shall apply.

Notwithstanding the foregoing, an Opinion of Counsel required by the immediately preceding paragraph with respect to legal defeasance need not be delivered if all of the Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer.

Concerning the Trustee

U.S. Bank National Association is to be the Trustee under the Indenture. We have appointed U.S. Bank National Association as registrar and paying agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions, with respect to the Notes. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power vested under the Indenture, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No provision of the Indenture will require the Trustee to expend its own funds or otherwise incur financial liability in the performance of its duties thereunder or in the exercise of its rights or powers thereunder if the Trustee has reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk is not reasonably assured to it.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor will have any liability for any obligations of the Issuer or any Guarantor under the Notes, any Subsidiary Guarantee, the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquisition” means the acquisition of SanDisk Corporation by Western Digital Corporation, pursuant to the Merger Agreement.

“Acquisition Transaction” means:

(1)	an acquisition by the Issuer or a Restricted Subsidiary of a business or of assets constituting a business unit, line of business or business division of another Person, from a Person other than the Issuer or its Restricted Subsidiaries that will be owned and operated by the Issuer and its Restricted Subsidiaries,

(2)	an acquisition of Capital Stock of a Person that becomes a Restricted Subsidiary as a result of such acquisition,

(3)	an acquisition of Capital Stock of a Restricted Subsidiary that constitutes an increase in the aggregate percentage of the Capital Stock of such Restricted Subsidiary owned collectively by the Issuer and its Restricted Subsidiaries, and

(4)	a merger, amalgamation or consolidation of the Issuer or a Restricted Subsidiary with or into a Person that is not the Issuer or a Restricted Subsidiary, in which the Issuer or a Restricted Subsidiary is the surviving company or which results in the surviving company becoming a Restricted Subsidiary of the Issuer or a Successor Company.

“Additional Assets” means:

(1)	any property, plant, equipment or other long term tangible or Intellectual Property assets used or useful in a Related Business or any assets used or useful in the operations of the Issuer or its Subsidiaries;

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Issuer or another Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Additional Bridge Agreement” means that certain Bridge Loan Agreement dated May 12, 2016 by and among Western Digital Technologies, Inc., the lenders party thereto, J.P. Morgan Chase Bank, N.A., as administrative agent and collateral agent and the other parties party thereto, as such agreement may be amended, supplemented, waived or otherwise modified from time to time.

“Additional Bridge Facility” means the collective reference to the Additional Bridge Loan Documents, any notes issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages and other guarantees, pledge agreements, security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time; provided that the maturity date of all or any portion thereof may not be extended other than by up to 30 days by each lender thereunder at its discretion.

“Additional Bridge Facility Administrative Agent” means JPMorgan Chase Bank, N.A., in its capacity as administrative agent under the Additional Bridge Facility.

“Additional Bridge Loan Documents” means the “Loan Documents” (or comparable term) as defined in the Additional Bridge Agreement, as the same may be amended, supplemented, waived, otherwise modified from time to time, but in any event not extended, renewed, refinanced or replaced; provided that they may be extended by up to 30 days by each lender thereunder at its discretion.

“Additional Notes” has the meaning given to it under “—Principal, Maturity and Interest.”

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition,

“control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Premium” means, with respect to a Note on any date of redemption, the greater of:

(1)	1.0% of the principal amount of such Note; and

(2)	the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Note on April 1, 2019 (such redemption price being described under “—Optional Redemption”) plus (ii) all required interest payments due on such Note through April 1, 2019 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then-outstanding principal of such Note.

The Trustee shall have no obligation to calculate or verify the calculation of the Applicable Premium.

“Applicable Premium Deficit” has the meaning given to it under “—Satisfaction and Discharge.”

“Asset Disposition” means any sale, lease, transfer or other disposition, including the exclusive license of (or series of related sales, leases, transfers, dispositions or exclusive licenses) by the Issuer or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any shares of Capital Stock of a Restricted Subsidiary (other than any shares of Capital Stock of Restricted Subsidiaries issued in compliance with the covenant described under “Certain Covenants—Limitation on Indebtedness” and directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or a Restricted Subsidiary);

(2)	all or substantially all the assets of any division or line of business of the Issuer or any Restricted Subsidiary; or

(3)	any other assets (other than Capital Stock) of the Issuer or any Restricted Subsidiary outside of the ordinary course of business of the Issuer or such Restricted Subsidiary other than, in the case of clauses (1), (2) and (3) above,

(A)	a disposition by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Restricted Subsidiary;

(B)	for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, (x) a disposition that constitutes a Restricted Payment or Permitted Investment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and (y) a disposition of all or substantially all the assets of the Issuer in accordance with the covenant described under “—Certain Covenants—Merger and Consolidation”;

(C)	any disposition of assets of the Issuer or any Restricted Subsidiary or issuance or sale of Capital Stock of any Restricted Subsidiary, which assets or Capital Stock so disposed or issued in any single transaction or series of related transactions have an aggregate Fair Market Value (as determined in good faith by the Issuer) of less than $60 million;

(D)	a disposition or sale of cash, or Temporary Cash Investments;

(E)	the creation or foreclosure of a Lien; provided that the Net Available Cash received by the Issuer or any Restricted Subsidiary resulting from the foreclosure of a Lien shall be included in the calculation of Net Available Cash for purposes of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”;

(F)	the sale, lease or discount, in each case without recourse, of inventory, accounts receivable or notes arising in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(G)	disposals or replacements of obsolete, worn out, uneconomical or surplus property or equipment or any property that is no longer useful in the Issuer’s or its Subsidiaries’ business;

(H)	sales by the Issuer or Restricted Subsidiaries of Receivables in connection with entering into a Permitted Receivables Financing;

(I)	dispositions of assets subject to any casualty, condemnation or expropriation proceeding or any similar action (including in lieu thereof);

(J)	dispositions of Investments in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements between joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(K)	the licensing or sublicensing of Intellectual Property or other general intangibles and licenses (or cross-licenses), sublicenses (or cross-sublicenses), leases or subleases of other real or personal property in the ordinary course of business;

(L)	the transfer of pension assets in connection with the permanent settling of the related pension obligations in an arm’s-length transaction with a Person that is not an Affiliate of the Issuer (provided that such transaction is on commercially reasonable terms as reasonably determined in good faith by the Issuer);

(M)	dispositions of property pursuant to one or more Sale/Leaseback Transactions in an amount not to exceed $230 million or leases of precious metals or commodities in connection with Indebtedness permitted pursuant to subclause (b)(14)(ii) of the covenant described above under “—Limitation on Indebtedness”;

(N)	the sale, transfer or other disposition (i) of any assets required by any antitrust authority or other regulatory authority in connection with the Acquisition or (ii) that are part of any intercompany restructuring in connection with requirements imposed by the Ministry of Commerce of the People’s Republic of China within 24 months of the Escrow Release Date (the “MOFCOM Restructuring”);

(O)	the unwinding of Hedging Obligations;

(P)	the disposition of all or substantially all of the assets of the Issuer or a Restricted Subsidiary in a manner permitted pursuant to the provisions described above under “—Merger and Consolidation” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(Q)	the disposition of intellectual property rights (to the extent constituting discontinuing the use or maintenance of, failing to pursue, or otherwise abandon, allowing to lapse, terminating or putting into the public domain, any intellectual property right), in each case, in the ordinary course of business or if the Issuer or any Restricted Subsidiary determines in its reasonable business judgment that such disposed of intellectual property is no longer economical or of strategic benefit; and

(R)	any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business.

“Asset Disposition Offer” has the meaning given to it under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1)	the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2)	the sum of all such payments.

“Board of Directors” means the Board of Directors of the Issuer or any committee thereof duly authorized to act on behalf of such Board or, in the case of a Person that is not a corporation, the group exercising the authority generally vested in a board of directors of a corporation.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty; provided that, notwithstanding the foregoing, in no event will any lease that would have been categorized as an operating lease as determined with GAAP as of the Issue Date be considered a capital lease (whether or not such lease was in effect on such date) regardless of any change in GAAP following the Issue Date that would otherwise require such obligations to be recharacterized (on a prospective or retroactive basis or otherwise) as a capital lease. For purposes of the covenant described under “—Certain Covenants—Limitation on Liens,” a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Captive Insurance Subsidiary” means any Subsidiary of the Issuer that is subject to regulation as an insurance company (or any Subsidiary thereof).

“Cash Management Services” means any agreement or arrangement to provide cash management services, including treasury, depository, overdraft, credit card processing or credit or debit card, purchase card, electronic funds transfer and other cash management arrangements.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Code.

“CFC Holdco” means any Domestic Subsidiary with no material assets other than equity interests of one or more Foreign Subsidiaries that are CFCs.

“Change of Control” means the occurrence of any of the following:

(1)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Issuer; or

(2)	the merger or consolidation of the Issuer with or into another Person or the merger of another Person with or into the Issuer, or the sale of all or substantially all the assets of the Issuer (determined on a consolidated basis) to another Person other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Issuer immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least 50% of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

Notwithstanding the foregoing:

(a)	the formation of a holding company for the Issuer’s Capital Stock will not constitute a Change of Control under clause (1) if it does not cause a Change of Control under clause (2), and

(b)	the entry into one or more agreements that, upon consummation of the transactions contemplated thereon would constitute a Change of Control, do not constitute a Change of Control until such consummation.

“Change of Control Offer” has the meaning given to it under “—Change of Control.”

“Charges” means any charge, expense, cost, accrual or reserve of any kind.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements of the Issuer are available to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1)	if the Issuer or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2)	if the Issuer or any Restricted Subsidiary has repaid, repurchased, redeemed, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Issuer or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)

if since the beginning of such period the Issuer or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Issuer or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Issuer and its continuing

Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Issuer and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)	if since the beginning of such period the Issuer or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(5)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Issuer or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an Acquisition Transaction or disposition of assets, the amount of income, earnings or EBITDA relating thereto and the amount of Consolidated Interest Expense associated with such transactions or any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Issuer (including any determinations made in respect of Pro Forma Adjustments). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness is Incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was Incurred solely for working capital purposes.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Issuer and its Restricted Subsidiaries calculated on a consolidated basis in accordance with GAAP (other than non-cash interest expense attributable to convertible indebtedness under Accounting Practices Bulletin 14-1 or any successor provision and amortization of debt issuance costs), plus, to the extent not included in such total interest expense, and to the extent Incurred by the Issuer or its Restricted Subsidiaries, without duplication:

(1)	interest expense attributable to Capital Lease Obligations, the interest portion of rent expense associated with Attributable Debt in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP, and the interest component of any deferred payment obligations;

(2)	amortization of debt discount (including the amortization of original issue discount resulting from the issuance of Indebtedness at less than par); provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(3)	capitalized interest;

(4)	non-cash interest expense; provided, however, that any non-cash interest expense or income attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP shall be excluded from the calculation of Consolidated Interest Expense);

(5)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing Incurred as Credit Facility Indebtedness;

(6)	net cash payments pursuant to Hedging Obligations;

(7)	the product of (a) all dividends accrued in respect of all Disqualified Stock of the Issuer and all Preferred Stock of any Restricted Subsidiary, in each case, held by Persons other than the Issuer or a Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Issuer), times (b) a fraction of the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Disqualified Stock or Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Issuer in good faith); and

(8)	solely to the extent it would be included in the total interest expense of the Issuer calculated on a consolidated basis in accordance with GAAP, interest accruing on any Indebtedness of any other Person to the extent such indebtedness is Guaranteed by (or secured by a Lien on the assets of) the Issuer or any Restricted Subsidiary.

“Consolidated Leverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries as of such date of determination to (y) EBITDA for the most recent four consecutive fiscal quarters for which financial statements of the Issuer are available (the “Reference Period”); provided, however, that:

(1)	if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Incurrence of Indebtedness, the amount of such Indebtedness shall be calculated after giving effect on a pro forma basis to such Indebtedness;

(2)	if the Issuer or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness that was outstanding as of the end of such fiscal quarter or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio (other than, in each case, Indebtedness Incurred under any revolving credit agreement), the aggregate amount of Indebtedness shall be calculated on a pro forma basis and EBITDA shall be calculated as if the Issuer or such Restricted Subsidiary had not earned the interest income, if any, actually earned during the Reference Period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of the Reference Period the Issuer or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for the Reference Period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for the Reference Period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for the Reference Period;

(4)	if since the beginning of the Reference Period the Issuer or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of the Reference Period; and

(5)	if since the beginning of the Reference Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such Reference Period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Issuer or a Restricted Subsidiary during the Reference Period, EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of the Reference Period.

For purposes of this definition, whenever pro forma effect is to be given to an Acquisition Transaction, the amount of income, earnings or EBITDA relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Issuer (including any determinations made in respect of Pro Forma Adjustments). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness is Incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent such Indebtedness was Incurred solely for working capital purposes.

“Consolidated Net Income” means, for any period, the net income (loss) attributable to the Issuer and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, excluding, without duplication, (a) the cumulative effect of a change in accounting principles during such period to the extent included in net income (loss), (b) accruals and reserves that are established or adjusted as a result of the Transactions in accordance with GAAP or changes as a result of the adoption or modification of accounting policies during such period, (c) the income (or loss) of any Person in which any other Person has an ownership interest other than a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Issuer or any of its Restricted Subsidiaries by such Person during such period, (d) the income of any Restricted Subsidiary of the Issuer (other than any Guarantor) to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that income is subject to an absolute prohibition during such period by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary (other than any prohibition that has been waived or otherwise released), except to the extent of the amount of dividends or other distributions actually paid by such Restricted Subsidiary to the Issuer or any other Restricted Subsidiary that is not subject to such prohibitions, (e) the income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary of the Issuer or is merged into or consolidated with the Issuer or any of its Restricted Subsidiaries or that Person’s assets are acquired by the Issuer or any of its Subsidiaries (except as provided in the pro forma adjustment provisions set forth in the definition of Consolidated Coverage Ratio), (f) after tax gains or Charges (less all fees and expenses chargeable thereto) attributable to any asset dispositions outside the ordinary course of business (including asset retirement costs) or of returned surplus assets of any employee benefit plan, (g) any net gains or Charges with respect to (i) disposed, abandoned, divested and/or discontinued assets, properties or operations (other than assets, properties or operations pending the disposal, abandonment, divestiture and/or termination thereof) and (ii) facilities that have been closed during such period, (h) any net income or loss (less all fees and expenses or charges related thereto) attributable to the early extinguishment of Indebtedness, hedging obligations or other derivative instruments and (i) any write-off or amortization made in such period of deferred financing costs and premiums paid or other expenses Incurred directly in connection with any early extinguishment of Indebtedness, (j) any impairment charge or asset write-off or write-down, or asset write-up, related to intangible assets (including goodwill), long-lived assets and Investments in debt and equity securities, (k) Non-Cash Compensation Expenses, (l) any unrealized gains and losses from Hedging Obligations or from the application of Accounting Standards Codification Topic 815, Derivatives and Hedging, or any comparable regulation, (m) adjustments attributable to the application of recapitalization or acquisition accounting in relation to the Transactions or any other consummated Acquisition Transaction, (n) any Charges (other than depreciation or amortization expense) related to any equity offering, investment, acquisition, disposition, recapitalization or the Incurrence or repayment of Indebtedness (including a refinancing or amendment, waiver or other modification thereof) (whether or not successful), including in connection with the Transactions, (o) (A) extraordinary Charges and (B) unusual or nonrecurring Charges, (p) all cash and Non-Cash Charges and expenses Incurred before the Issue Date with respect to the Seagate Arbitration to the extent that the aggregate amount of all such Charges and expenses do not exceed $32 million, (q) transaction fees, costs and expenses Incurred to the extent reimbursable by third parties pursuant to indemnification provisions or insurance;

provided that the Issuer in good faith expects to receive reimbursement for such fees, costs and expenses within the next four (4) fiscal quarters (it being understood that to the extent not actually received within such fiscal quarters, such reimbursement amounts shall be deducted in calculating Consolidated Net Income at the end of such four fiscal quarter period), (r) casualty or business interruption insurance in an amount representing the losses for the applicable period that such proceeds are intended to replace (whether or not yet received so long as the Issuer in good faith expects to receive the same within the next four (4) fiscal quarters (it being understood that to the extent not actually received within such fiscal quarters, such proceeds shall be deducted in calculating Consolidated Net Income for such fiscal quarters in the future)) and (s) any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk). Notwithstanding the foregoing, for the purposes of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Issuer or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Consolidated Secured Indebtedness” means, as of any date of determination, an amount equal to the Consolidated Total Indebtedness as of such date that is then secured by Liens on property or assets of the Issuer or any Restricted Subsidiary (during any Suspension Period, such determination shall be made as if such covenant was in effect at such time).

“Consolidated Secured Leverage Ratio” means, as of any date of determination the ratio of (a) Consolidated Secured Indebtedness to (b) the aggregate amount of EBITDA for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available, in each case with such pro forma adjustments to Consolidated Secured Indebtedness and EBITDA as are consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Coverage Ratio.

“Consolidated Total Indebtedness” means, at any time the same is to be determined, the aggregate amount of all Indebtedness under clauses (1), (2) and (4) (to the extent, in the case of clause (4), that such obligations are funded obligations that have not been reimbursed within two (2) Business Days following the funding thereof) of such definition of the Issuer and its Restricted Subsidiaries as determined on a consolidated basis in accordance with GAAP.

“Convertible Notes” means any convertible senior notes issued under the SanDisk Indentures.

“Coverage Indebtedness” has the meaning given to it in clause (a) of “—Certain Covenants—Limitation on Indebtedness.”

“Credit Agreement” means that certain Credit Agreement, dated April 29, 2016, as amended by Amendment No. 1, dated as of August 17, 2016, as amended by Amendment No. 2, dated as of September 22, 2016 (as further amended, amended and restated, supplemented or otherwise modified from time to time), among the Issuer, the guarantors and lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith.

“Credit Facilities” means (a) one or more debt facilities (including the Credit Agreement or any other credit facility), commercial paper facilities, securities purchase agreements, indentures, fiscal agency agreements, any letter of credit facility or similar agreements or any other financing agreement or arrangement, in each case, with agents, banks or other lenders, investors, trustees or fiscal agents providing for revolving loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) letters of credit, the issuance of securities or other long-term indebtedness, including any related notes, guarantees, collateral documents, instruments and agreement executed in connection therewith, and (b), any amendments, restatements, replacements (whether upon or after termination or otherwise), refinancings, refundings, supplements, modifications, extensions, renewals or other modifications thereof (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any one or more of the foregoing that increases the amount permitted to be borrowed or issued thereunder or alters the maturity thereof (provided that any such increase in borrowings or issuances is permitted under “—Limitation on Indebtedness” and, if applicable, “—Liens”) or that add additional borrowers or guarantors thereunder, and whether with the same or any other agent, trustee, fiscal agent, lender, investor, holder or group of agents, trustees, fiscal agents, lenders, investors or holders (any Indebtedness under any of the Credit Facilities described in clause (b), a “Refinancing Credit Facility”).

“Credit Facility Indebtedness” has the meaning given to it in clause (b)(1) of “—Certain Covenants—Limitation on Indebtedness.”

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of cash or Temporary Cash Investments received in connection with a subsequent disposition of such Designated Noncash Consideration.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1)	matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3)	is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the day that is 91 days after the Stated Maturity; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable prior to such date will be deemed to be Disqualified Stock; provided further, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset disposition” or a “change of control” (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that such Person may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provisions prior to compliance by such Person with the provisions of the Indenture described under the captions “—Change of Control” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and such repurchase or redemption complies with the covenants described under “—Certain Covenants—Limitation on Restricted Payments.”

“Domestic Subsidiary” means each Subsidiary of the Issuer that is organized under the applicable laws of the United States, any state thereof, or the District of Columbia.

“EBITDA” means, for any period, the Consolidated Net Income for such period, plus:

(a)	without duplication and to the extent already deducted (and not added back) in arriving at such Consolidated Net Income (other than in the case of clause (x) below), the sum of the following amounts for such period:

(i)	Consolidated Interest Expense,

(ii)	provision for taxes based on income, profits or capital, including federal, foreign, state, franchise, excise and similar taxes paid or accrued during such period (including in respect of repatriated funds),

(iii)	depreciation and amortization, including amortization of intangible assets established through purchase accounting and amortization of deferred financing fees or costs,

(iv)	Non-Cash Charges,

(v)	Charges attributable to the undertaking and/or implementation of cost savings initiatives, operating expense reductions and other restructuring, integration or transformational charges (including inventory optimization expenses, business optimization expenses, transaction costs and costs related to the opening, closure, consolidation or separation of facilities and curtailments, costs related to entry into new markets, consulting fees, recruiter fees, signing costs, retention or completion bonuses, transition costs, relocation costs, severance payments, and modifications to pension and post-retirement employee benefit plans); provided that amounts added back pursuant to this clause (v), together with any amounts added back pursuant to clause (vii) below and the amount of any Pro Forma Adjustment to EBITDA for such period, shall not exceed the greater of $500 million and 15% of EBITDA for such period (calculated prior to giving effect to any such add-back); provided further that Charges relating to the Transactions and up to $800 million of the foregoing in connection with the MOFCOM Restructuring, in each case, added back to EBITDA pursuant to this clause (v) for any period ending on or prior to the 24th month following the Escrow Release Date shall not be subject to the caps in the preceding proviso;

(vi)	the amount of any minority interest expense consisting of subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary,

(vii)	expected cost savings, operating expense reductions, restructuring charges and expenses and synergies (net of the amount of actual amounts realized) reasonably identifiable and factually supportable and reasonably anticipated to be realized within 18 months of the date thereof (in the good faith determination of the Issuer) related to permitted asset sales, acquisitions, investments, dispositions, operating improvements, restructurings, cost savings initiatives and certain other similar initiatives conducted after the Escrow Release Date; provided that amounts added back pursuant to this clause (vii), together with any amounts added back pursuant to clause (v) above and the amount of any Pro Forma Adjustment to EBITDA for such period, shall not exceed the greater of $500 million and 15% of EBITDA for such period (calculated prior to giving effect to any such add-back); provided further that any of the foregoing in connection with (A) the Transactions and (B) up to $650 million of the foregoing in connection with the MOFCOM Restructuring, in each case, added back to EBITDA pursuant to this clause (vii) for any period ending on or prior to the 24th month following the Escrow Release Date shall not be subject to the caps in the preceding proviso; and

(viii)	earn-out obligations incurred in connection with any acquisition or other investment and paid or accrued during the applicable period, less

(b)

without duplication and to the extent included in arriving at such Consolidated Net Income, non-cash gains for such period (excluding any non-cash gains for such period to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period); provided, in each case, that, if any non-cash gain represents an accrual or asset for future cash items in any future period, the cash payment in respect thereof shall in such future period be added to EBITDA for such period to the extent excluded from EBITDA in any prior period,

(c)	increased or decreased by (without duplication):

(i)	any net gain or loss resulting in such period from Hedging Obligations and the application of Accounting Standards Codification Topic 815 and International Accounting Standards No. 39 and their respective related pronouncements and interpretations; plus or minus, as applicable,

(ii)	any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk), and

(iii)	any adjustments resulting from the application of Accounting Standards Codification Topic 460, Guarantees, or any comparable regulation,

in each case, as determined on a consolidated basis for the Issuer and its Restricted Subsidiaries in accordance with GAAP.

“Escrow Release Date” means May 12, 2016.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excess Proceeds” has the meaning given to it under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

“Excluded Contributions” means any Net Cash Proceeds received by the Issuer from the sale of its Qualified Capital Stock or a capital contribution with respect to its Qualified Capital Stock, which are designated as an Excluded Contribution pursuant to an Officer’s Certificate on or promptly after the date of receipt of such Net Cash Proceeds and which shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) of the covenant described under “Certain Covenants—Limitation on Restricted Payments.”

“Fair Market Value” means, with respect to any asset or liability, the fair market value of such asset or liability, as reasonably determined in good faith by the management of the Issuer, which determination will be conclusive (unless otherwise provided in the Indenture).

“Financing Fees” means, in connection with any Incurrence of Indebtedness, the aggregate amount of fees (including upfront, commitment and ticking fees and original issue discount), underwriting discounts, commissions and other costs and expenses Incurred in connection therewith, as well as, in the case of any Incurrence of Refinancing Indebtedness, any penalties or premiums (including reasonable tender premiums), defeasance and satisfaction and discharge costs, accrued interest and other similar costs and expenses Incurred in respect of the Indebtedness being Refinanced.

“First Tier Foreign Subsidiary” means a Foreign Subsidiary, the equity interests of which are directly owned by the Issuer or a Domestic Subsidiary that is not a Subsidiary of a Foreign Subsidiary.

“Fitch” means Fitch Investors Services, Inc. and any successors to its rating agency.

“Foreign Subsidiary” means each Subsidiary of the Issuer that is not a Domestic Subsidiary.

“Foreign Subsidiary Total Assets” means the total assets of the Foreign Subsidiaries of the Issuer, as determined in accordance with GAAP in good faith by the Issuer without intercompany eliminations.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time. Notwithstanding the foregoing, the Issuer shall be permitted to treat any agreement or arrangement, which would be accounted for on the Issue Date as an operating lease under GAAP, whether existing on the Issue Date or entered into thereafter, under the standards applicable to operating leases under GAAP as in effect on the Issue Date.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person; provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Guarantee Agreement” means a supplemental indenture to the Indenture, in a form reasonably satisfactory to the Trustee, pursuant to which a Guarantor guarantees the Issuer’s obligations with respect to the Notes on the terms provided for in the Indenture; it being understood that the Issuer and the other Guarantors need not be a party thereto.

“Guarantor” means each of Western Digital Technologies, Inc., HGST, Inc., WD Media, LLC, Western Digital (Fremont), LLC and each other Subsidiary of the Issuer that guarantees the Notes pursuant to the terms of the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Incur” means issue, assume, Guarantee, Incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain Covenants—Limitation on Indebtedness” and “—Liens”:

(1)	amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2)	the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms;

(3)	the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or the making of a mandatory offer to purchase such Indebtedness;

(4)	changes in the principal amount of any Indebtedness that is denominated in a currency other than U.S. dollars solely as a result of fluctuations in exchange rates or currency values; and

(5)	the reclassification of any outstanding Capital Stock as Indebtedness due to a change in accounting principles so long as such Capital Stock was issued prior to, and not in contemplation of, such accounting change will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable (but excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business);

(2)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding (i) any accounts payable or other liability to trade creditors arising in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit or bankers’ acceptance (other than obligations with respect to letters of credit, bankers’ acceptance on similar credit transactions securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Restricted Subsidiary of such Person, the amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

(6)	all Guarantees by such Person of obligations of the type referred to in clauses (1) through (5) or dividends of other Persons;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or assets and the amount of the obligation so secured; and

(8)	to the extent not otherwise included in this definition, the net Hedging Obligations of such Person (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

Notwithstanding the foregoing, (i) in connection with the purchase by the Issuer or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter and (ii) the term “Indebtedness” will exclude operating leases and any Guarantees thereof, including operating leases of joint ventures.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

The amount of any Preferred Stock that has a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Preferred Stock as if such Preferred Stock were redeemed, repaid or repurchased on any date on which the amount of such Preferred Stock is to be determined pursuant to the Indenture; provided, however, that if such Preferred Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be calculated as of the first date thereafter on which such Preferred Stock could be required to be so redeemed, repaid or repurchased. If any Preferred Stock does not have a fixed redemption, repayment or repurchase price, the amount of such Preferred Stock will be its maximum liquidation value.

“Independent Qualified Party” means an investment banking firm, accounting firm, appraisal firm or consultant of national standing; provided, however, that such firm is not an Affiliate of the Issuer.

“Initial Lien” has the meaning given to it under “—Certain Covenants—Limitation on Liens.”

“Intellectual Property” means all intellectual and similar property of every kind and nature now owned or hereafter acquired by the Issuer or any Subsidiary, including inventions, designs, patents, copyrights, trademarks, trade secrets, domain names, confidential or proprietary technical and business information, know-how, show-how or other similar data or information, software and databases and all embodiments or fixations thereof and related documentation, all additions, improvements and accessions to any of the foregoing and all registrations for any of the foregoing.

“Intercompany Transactions” means the intercompany transactions described under “Summary—Corporate Structure” in the Offering Memorandum.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender or advances for the purpose of prepaying depreciation costs of joint ventures) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. The acquisition by the Issuer or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Issuer or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the outstanding amount of an Investment shall be the original cost at the time such Investment is made and without giving effect to subsequent changes in value, but reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash or the Fair Market Value of any property received by the Issuer or a Restricted Subsidiary in respect of such Investment.

For purposes of the definitions of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and “Permitted Investments” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investment” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Investment Grade Rating” means a rating equal to or higher than: (a) Baa3 (or equivalent) by Moody’s, (b) BBB- (or equivalent) by Standard and Poor’s or (c) BBB- (or equivalent) by Fitch, in each case with a stable outlook.

“Issue Date” means April 13, 2016.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York or a place of payment.

“Lien” means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, assignment, easement, hypothecation, claim, preference, priority or other encumbrance upon or with respect to any property of any kind (including any conditional sale, capital lease or other title retention agreement) real or personal, moveable or immovable, now owned or hereafter acquired; provided, however, that in no event shall an operating lease be deemed to constitute a Lien. A Person will be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease Obligation or other title retention agreement.

“Merger Agreement” means the agreement and plan of merger by and among Western Digital Corporation, Schrader Acquisition Corporation and SanDisk Corporation, dated October 21, 2015, as amended from time to time.

“MOFCOM Restructuring” has the meaning given to it in clause (N) of the definition of “Asset Disposition.”

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from an Asset Disposition means cash payments and the Fair Market Value of any Temporary Cash Investments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities (other than Temporary Cash Investments) received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1)	all legal, accounting and investment banking fees, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes paid or payable, as consequence of such Asset Disposition, as determined before taking into account the application of any deductions, losses, credits and similar tax attributes (other than those deductions, losses, credits and attributes arising from such Asset Disposition);

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Issuer or any Restricted Subsidiary after such Asset Disposition; and

(5)	any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Issuer or any Restricted Subsidiary.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock or Indebtedness, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Non-Cash Charges” means (a) any impairment charge or asset write-off or write-down related to intangible assets (including goodwill), long-lived assets and Investments in debt and equity securities pursuant to GAAP,

(b) all non-cash losses from investments recorded using the equity method, (c) all Non-Cash Compensation Expenses, (d) the non-cash impact of purchase or recapitalization accounting and (e) all other non-cash charges (provided that, in each case, if any non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period).

“Non-Cash Compensation Expense” means any non-cash expenses and costs that result from the issuance of stock-based awards, limited liability company or partnership interest-based awards and similar incentive-based compensation awards or arrangements.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable pursuant to the documentation governing such Indebtedness.

“Offering Memorandum” means the Offering Memorandum dated as of March 30, 2016 related to the offer and sale of the Notes and the Secured Notes.

“Officer” means the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Executive Vice President, any Vice President, the Treasurer, the Assistant Treasurer, the Secretary or any Assistant Secretaries of the Issuer. Officer of any Subsidiary has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers, at least one of whom must be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Executive Vice President, any Vice President, the Treasurer or the Secretary.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee (which opinion may be subject to customary exclusions and qualifications) who may be an employee of or counsel to the Issuer.

“Permitted Indebtedness” has the meaning given to it in clause (b) under “—Certain Covenants—Limitation on Indebtedness.”

“Permitted Investment” means an Investment by the Issuer or any Restricted Subsidiary in:

(1)	the Issuer, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(2)	another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Issuer or a Restricted Subsidiary;

(3)	cash and Temporary Cash Investments;

(4)	receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business;

(5)	payroll, travel, entertainment, moving and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans and advances to, or Guarantees of debt on behalf of, officers, directors, employees and consultants of the Issuer or any of its Subsidiaries; provided that the aggregate amount of such loans, advances and Guarantees outstanding at any time shall not exceed $10 million;

(7)	stock, obligations, securities or other Investments received in settlement or satisfaction of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments or as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes;

(8)	any Person to the extent such Investment represents the non-cash portion of the consideration received for (i) an Asset Disposition as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” or (ii) a disposition of assets not constituting an Asset Disposition;

(9)	Investments (including debt obligations) received (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (b) in settlement of delinquent obligations of, and other disputes with, a Person arising in the ordinary course of business or (c) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10)	any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Issuer or any Restricted Subsidiary;

(11)	any Person to the extent such Investments consist of Hedging Obligations or Guarantees of Indebtedness otherwise permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness” (excluding Guarantees of the type referred to in clause (19) of this definition);

(12)	any Person to the extent such Investment exists on, or is contractually committed as of, or pursuant to an agreement executed on or before, the Issue Date and the Escrow Release Date, and any extension, modification, reinvestment, replacement or renewal of any such Investments or contractual commitments existing on the Issue Date and on the Escrow Release Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date); provided, that the amount of any such Investment or binding commitment may be increased (a) as required by the terms of such Investment or binding commitment as in existence on the Issue Date and on the Escrow Release Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under the Indenture;

(13)	any Person to the extent the payment for such Investment consists solely of an issuance of Capital Stock (other than Disqualified Stock) of the Issuer; provided, however, that such issuance of Capital Stock shall not increase the amount available for Restricted Payments under clause (a)(3) under the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(14)	any Person to the extent such Investment consists of the licensing or contribution of Intellectual Property pursuant to joint marketing arrangements with other Persons;

(15)	any Person to the extent such Investment consists of guarantees of performance obligations of Foreign Subsidiaries under service contracts entered into in the ordinary course of business in accordance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(16)	any Person to the extent such Investments consist of (i) extensions of trade credit or advances in the ordinary course of business or (ii) Article 3 endorsements for collection or deposit and Article 4 customary trade arrangements with customers consistent with past practices, in each case in the ordinary course of business;

(17)

any Person to the extent such Investments consist of Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into the Issuer or merged into or consolidated with a Restricted Subsidiary after the Issue Date in accordance with the covenant described under “—Certain Covenants—Merger and Consolidation,” in each case, to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(18)	any Person to the extent such Investments consist of cash earnest money deposits required to be made by the Issuer or any Restricted Subsidiary in connection with a purchase agreement, letter of intent or other acquisitions permitted under the Indenture;

(19)	any Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (19) and outstanding on the date such Investment is made, do not exceed the greater of (x) $900 million and (y) 3.0% of Total Assets;

(20)	Investments in Flash Partners Ltd., Flash Alliance Ltd. or Flash Forward Ltd. and similar joint ventures with Toshiba Corporation (or one of its Affiliates); provided that the use of such Investments by such joint venture would have been classified, in accordance with GAAP, as a capital expenditure if such joint venture had been a Subsidiary of the Issuer;

(21)	Investments in any Subsidiary in connection with Cash Management Services in the ordinary course of business;

(22)	guarantees by the Issuer or any Restricted Subsidiary of leases (other than Capital Lease Obligations) or of other obligations that do not constitute indebtedness for borrowed money, in each case entered into in the ordinary course of business and any guarantees by the Issuer or any Restricted Subsidiary of operating leases of joint ventures;

(23)	Investments permitted pursuant to the covenants described under “—Certain Covenants—Limitation on Indebtedness” and “—Restricted Payments” or permitted under the definitions of “Permitted Liens” or “Asset Dispositions;”

(24)	the making of any Investment by the Issuer or any of its Restricted Subsidiaries if, at the time of making such Investment, and after giving effect thereto (including the Incurrence of any Indebtedness permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” to finance such Investment) on the date of consummation of such Investment or, at the Issuer’s election to the extent such Investment is made in connection with an Acquisition Transaction, on the date of the signing of any acquisition agreement with respect thereto, after giving effect thereto the Consolidated Leverage Ratio would not exceed 2.25:1.00 (calculated on a pro forma basis as of the last day of the most recently ended period of four consecutive fiscal quarters for which financial statements of the Issuer are available); provided, however, that no Default has occurred and is continuing or would otherwise result therefrom;

(25)	repurchases of the Notes;

(26)	any Investment by any Captive Insurance Subsidiary in connection with its provision of insurance to the Issuer or any of its Subsidiaries, which Investment is made in the ordinary course of business of such Captive Insurance Subsidiary, or by reason of applicable law, rule, regulation or order, or that is required or approved by any regulatory authority having jurisdiction over such Captive Insurance Subsidiary or its business, as applicable and any Investment in fixed income or other assets by any Captive Insurance Subsidiary consistent with customary practices of portfolio management; and

(27)	non-cash contributions to joint ventures (including, without limitation, contributions of employees, intellectual property and/or services) in the ordinary course of business.

For purposes of this definition, in the event that a proposed Investment (or portion thereof) meets the criteria of more than one of the categories of Permitted Investments described in clauses (1) through (27) above, the Issuer will be entitled to classify and may later reclassify (based on circumstances existing on the date of such reclassification) such Investment (or portion thereof) in one or more of such categories set forth above.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation or in connection with old age benefits, social security obligations, statutory obligations or other similar charges (and pledges and deposits made in respect of letters of credit, surety bonds, bank guarantees or similar instruments supporting such obligations), in connection with bids, tenders, contracts or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or pledges or deposits to secure the performance of bids, trade contracts, leases, surety or appeal bonds, performance bonds or similar instruments (and pledges and deposits made in respect of letters of credit, surety bonds, bank guarantees or similar instruments supporting such obligations) to which such Person is a party, or deposits as security for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	carriers’, warehousemen’s and mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, in each case for sums not overdue by more than 60 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that such deposit accounts or funds are not established or deposited for the purpose of providing collateral for any Indebtedness and are not subject to restrictions on access by such Person in excess of those required by applicable banking regulations;

(3)	Liens for taxes not yet due and payable and Liens (or deposits as security) for taxes, which are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been provided for in accordance with GAAP;

(4)	Liens in favor of issuers of customs, stay, performance, bid, appeal or surety bonds, completion guarantees or letters of credit and other obligations of a like nature issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness Incurred under clause (14) of the covenant described under “—Certain Covenants—Limitation on Indebtedness”; provided that no such Lien shall extend to or cover other property of the Issuer or such Restricted Subsidiary other than the respective property so acquired or similar property acquired from the same lender or its Affiliates, and the principal amount of Indebtedness secured by any such Lien shall at no time exceed the purchase price of all such property;

(7)	Liens to secure (A) Credit Facility Indebtedness (including any letter of credit facility related thereto); (B) the Secured Notes issued on the Issue Date and (C) the Additional Bridge Facility;

(8)	Liens existing on the Issue Date and on the Escrow Release Date;

(9)	Liens on property or shares of Capital Stock of another Person at the time the Issuer or any Restricted Subsidiary acquired the property of such other Person, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries (other than a Lien Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Person becomes such a Subsidiary); provided further that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto and improvements, accessions, proceeds or distributions thereof);

(10)	Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person (other than a Lien Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Person or any of its Subsidiaries acquired such property); provided, however, that the Liens may not extend to any other property owned by such Person and improvements, accessions, proceeds or distributions thereof) or any of its Restricted Subsidiaries (other than, in the case of any merger or consolidation, the assets of any such Person or Restricted Subsidiary that is a party thereto or any assets and property affixed or appurtenant thereto and improvements, accessions, proceeds or distributions thereof);

(11)	Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Wholly-Owned Subsidiary of such Person;

(12)	Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be Incurred under the Indenture;

(13)	Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6), (7)(B), (8), (9) or (10) of this definition; provided, however, that:

(A)	such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B)	the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (7)(B), (8), (9) or (10) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any Financing Fees, related to such refinancing, refunding, extension, renewal or replacement;

(14)	Liens Incurred to secure cash management services in the ordinary course of business;

(15)	(a) customary rights and restrictions on Capital Stock or assets in connection with the sale or transfer of any such Capital Stock or assets in a transaction permitted under the provision in the Indenture described in “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” that are customarily included in agreements relating to such sale or transfer pending the completion thereof and (b) to the extent constituting a Lien, encumbrances or restrictions permitted by clause (1)(K) of the covenant described under “Certain Covenants—Limitation on Restrictions on Distributions from Restricted Subsidiaries”;

(16)	Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(17)	Liens on any cash earnest money deposits, escrow arrangements or similar arrangements made by the Issuer or any Restricted Subsidiary in connection with any letter of intent or purchase agreement in connection with a transaction permitted under the Indenture;

(18)	Liens arising by virtue of Uniform Commercial Code financing statement filings (or similar filings under applicable law) regarding operating leases entered into by such Person in the ordinary course of business or consignments entered into in connection with any transaction otherwise permitted under the Indenture;

(19)	interests or title of, or Lien securing interests of, a lessor, sublessor, licensor or sublicensor under a lease (other than a Capital Lease Obligation) entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(20)	Liens deemed to exist in connection with Investments in repurchase agreements that are Permitted Investments;

(21)	Liens on property or assets of any Subsidiary that is not a Guarantor, which Liens secure Indebtedness of such Subsidiary permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness”; provided that in no event shall Indebtedness of non-Guarantor Subsidiaries be secured by Liens on intellectual property with an aggregate value in excess of $115 million as reasonably determined by the Issuer;

(22)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods by any of the Subsidiaries in the ordinary course of business;

(23)	Liens arising under any Permitted Receivables Financing permitted by the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(24)	leases, licenses, subleases or sublicenses, including non-exclusive software licenses, granted to others in the ordinary course of business that do not interfere in any material respect with the business of the Issuer and the Restricted Subsidiaries, taken as a whole, or secure any Indebtedness;

(25)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; encumbrances or restrictions set forth in the organizational documents (or any related joint venture, shareholders’ or similar agreement) of any non-Wholly Owned Subsidiary or any Person that is not a Subsidiary in respect of their respective Capital Stock;

(26)	other Liens securing Indebtedness in an aggregate amount not to exceed the greater of (x) $400 million and (y) 1.25% of Total Assets (measured at the time of any Incurrence in reliance on this clause (y)) outstanding at any time;

(27)	Liens in connection with Sale-Leaseback transactions securing Indebtedness permitted by the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(28)	Liens on Capital Stock or other securities of:

(a)	an Unrestricted Subsidiary that secure Indebtedness or other obligations of an Unrestricted Subsidiary, or

(b)	a Person that is not a Subsidiary of the Issuer that secures Indebtedness or other obligations of such Person or such Person’s Subsidiaries;

(29)	Liens in favor of the Issuer or a Guarantor;

(30)	ground leases or subleases, licenses or sublicenses in respect of real property on which facilities owned or leased by the Issuer or any of its Restricted Subsidiaries are located;

(31)	licenses, sublicenses, covenants not to sue or other grants of rights to intellectual property rights granted (i) in the ordinary course of business or (ii) in the reasonable business judgment of the Issuer or the Restricted Subsidiaries in the conduct of its business (including in the settlement of litigation or entering into cross-licenses);

(32)	any zoning, building or similar law or right reserved to, or vested in, any governmental authority to control or regulate the use of any real property that does not materially interfere with the ordinary course of conduct of the business of the Issuer and its Restricted Subsidiaries, taken as a whole;

(33)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts Incurred in the ordinary course of business and (iii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right to set off), which are within the general parameters customary in the banking industry;

(34)

Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of indebtedness, (ii) relating to pooled deposit, automatic clearing house or sweep accounts of the Issuer or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations Incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries, (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any Restricted Subsidiary in the ordinary course of business or (iv) relating to the credit cards and credit accounts of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business; and

(35)	Liens on specific items of inventory or other goods and the proceeds thereof of any Person securing such Person’s obligations under any agreement to facilitate the purchase, shipment or storage of such inventory or other goods, and pledges or deposits in the ordinary course of business securing inventory purchases from vendors.

“Permitted Receivables Financing” means any transaction or series of transactions that may be entered into by the Issuer or any Restricted Subsidiary pursuant to which it sells, conveys or contributes to capital or otherwise transfers (which sale, conveyance, contribution to capital or transfer may include or be supported by the grant of a security interest in) Receivables or interests therein and all collateral securing such Receivables, all contracts and contract rights, purchase orders, security interests, financing statements or other documentation in respect of such Receivables, any guarantees, indemnities, warranties or other obligations in respect of such Receivables, any other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving receivables similar to such Receivables and any collections or proceeds of any of the foregoing (collectively, the “Related Assets”), all of which such sales, conveyances, contributions to capital or transfers shall be made by the transferor for fair value as reasonably determined by the Issuer (calculated in a manner typical for such transactions including a fair market discount from the face value of such Receivables) (a) to a trust, partnership, corporation or other Person (other than the Issuer or any Subsidiary (other than any Receivables Financing Subsidiary)), which transfer is funded in whole or in part, directly or indirectly, by the Incurrence or issuance by the transferee or any successor transferee of Indebtedness, fractional undivided interests or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such Receivables and Related Assets or interests in such Receivables and Related Assets, or (b) directly to one or more investors or other purchasers (other than the Issuer or any Subsidiary), it being understood that a Permitted Receivables Financing may involve (i) one or more sequential transfers or pledges of the same Receivables and Related Assets, or interests therein (such as a sale, conveyance or other transfer to any Receivables Financing Subsidiary followed by a pledge of the transferred Receivables and Related Assets to secure Indebtedness Incurred by the Receivables Financing Subsidiary), and all such transfers, pledges and Indebtedness Incurrences shall be part of and constitute a single Permitted Receivables Financing, and (ii) periodic transfers or pledges of Receivables and/or revolving transactions in which new Receivables and Related Assets, or interests therein, are transferred or pledged upon collection of previously transferred or pledged Receivables and Related Assets, or interests therein, provided that any such transactions shall provide for recourse to such Subsidiary (other than any Receivables Financing Subsidiary) or the Issuer (as applicable) only in respect of the cash flows in respect of such Receivables and Related Assets and to the extent of breaches of representations and warranties relating to the Receivables, dilution of the Receivables, customary indemnities and other customary securitization undertakings in the jurisdiction relevant to such transactions.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a Note means the principal of such Note plus the premium, if any, payable on such Note which is due or overdue or is to become due at the relevant time.

“Pro Forma Adjustment” means, for any period with respect to any Acquisition Transaction or Asset Disposition, the pro forma increase in EBITDA projected by the Issuer in good faith based on the Issuer’s reasonable assumptions that are reasonably identifiable and factually supportable cost savings, operating expense reductions and synergies to be achieved as a result thereof, within 18 months of the date of such Acquisition Transaction or Asset Disposition so long as the actions necessary to achieve such cost savings, operating expense reductions or synergies have been taken or are reasonably expected to be taken within twelve months of such Acquisition Transaction or Asset Disposition. Any such pro forma increase to EBITDA shall be without duplication for cost savings, operating expense reductions or synergies already included in EBITDA for such period. Notwithstanding the foregoing, any Pro Forma Adjustment to EBITDA for any period, together with any amounts added back pursuant to clauses (v) and (vii) of the definition of “EBITDA” for such period, shall not exceed the greater of $500 million and 15% of EBITDA for such period (calculated prior to such add-back).

“Purchase Money Indebtedness” means Indebtedness (including Capital Lease Obligations (1) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds or similar Indebtedness, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed or (2) Incurred to finance the construction, purchase, or lease by the Issuer or a Restricted Subsidiary of property, plant and equipment (or the Capital Stock of a Person owning such assets), including to replenish cash or repay revolving credit borrowings used to fund any such acquisition, lease, replacement or improvement, including additions and improvements; provided, however, that (x) such Indebtedness is Incurred within 270 days after such acquisition of such assets and (y) the principal amount of such Indebtedness does not exceed the cost of acquiring, constructing or improving such asset.

“Qualified Capital Stock” of a Person means Capital Stock of such Person other than Disqualified Capital Stock; provided, however, that such Capital Stock shall not be deemed Qualified Capital Stock to the extent sold to a Subsidiary of such Person or financed, directly or indirectly, using funds (1) borrowed from such Person or any Subsidiary of such Person or (2) contributed, extended, guaranteed or advanced by such Person or any Subsidiary of such Person (including, in respect of any employee stock ownership or benefit plan). Unless otherwise specified, Qualified Capital Stock refers to Qualified Capital Stock of the Issuer.

“Qualified Equity Offering” means any public issuance and sale of the Issuer’s common stock by the Issuer after the Escrow Release Date. Notwithstanding the foregoing, the term “Qualified Equity Offering” shall not include:

(1)	any issuance and sale with respect to common stock registered on Form S-4 or Form S-8; or

(2)	any issuance and sale to any Subsidiary of the Issuer.

“Rating Agency” means Standard & Poor’s, Moody’s and Fitch, or if Standard & Poor’s, Moody’s or Fitch (or more than one of them) shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Standard & Poor’s, Moody’s or Fitch, as the case may be.

“Receivables” means accounts receivable (including all rights to payment created by or arising from the sale of goods, leases of goods or the rendition of services, no matter how evidenced (including in the form of a chattel paper)).

“Receivables Financing Subsidiary” means any Wholly Owned Subsidiary of the Issuer formed solely for the purpose of, and that engages only in, one or more Permitted Receivables Financings.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Issuer or any Restricted Subsidiary existing on the Escrow Release Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that except in the case of Refinancing Indebtedness Incurred under clause (14), (16), (17) or (27) of the covenant described under “Certain Covenants—Limitation on Indebtedness:”

(1)	such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2)	such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3)	such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding plus related Financing Fees; and

(4)	if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes on terms no less favorable in any material respect to the Holders than the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that is not a Guarantor that Refinances Indebtedness of the Issuer or a Guarantor or (B) Indebtedness of the Issuer or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means any business conducted or proposed to be conducted (as described in the Offering Memorandum) by the Issuer and its Restricted Subsidiaries on the Issue Date and other businesses reasonably ancillary, complementary or related thereto or reasonable extensions or expansions thereof.

“Restricted Payment” with respect to any Person means:

(1)	the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock other than:

(A)	dividends or distributions by such Person payable solely in its Capital Stock (other than Disqualified Stock),

(B)	dividends or distributions payable solely to the Issuer or a Restricted Subsidiary, and

(C)	dividends or other distributions made by a Restricted Subsidiary that is not a Wholly Owned Subsidiary in respect of any class of Capital Stock of such Restricted Subsidiary so long as the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividends or distributions according to its proportionate ownership of such class of Capital Stock;

(2)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Capital Stock of the Issuer held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Issuer (other than by a Restricted Subsidiary or a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Issuer solely because the Issuer or a Restricted Subsidiary owns an equity interest in or otherwise controls such Person), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Issuer that is not Disqualified Stock);

(3)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Issuer or any Guarantor (other than (A) from the Issuer or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4)	the making of any Investment (other than a Permitted Investment) in any Person.

The amount of any Restricted Payment if made otherwise than in cash will be Fair Market Value of the assets subject thereto.

“Restricted Subsidiary” means any Subsidiary of the Issuer that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Issuer or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Issuer or a Restricted Subsidiary whereby the Issuer or a Restricted Subsidiary transfers such property to a Person and the Issuer or a Restricted Subsidiary concurrently leases it from such Person or its Affiliates.

“SanDisk Indentures” means (a) the indenture with respect to SanDisk Corporation’s 1.5% Convertible Senior Notes due 2017, dated as of August 25, 2010, by and between SanDisk Corporation and The Bank of New York Mellon Trust Company, N.A. and (b) the indenture with respect to SanDisk Corporation’s 0.5% Convertible Senior Notes due 2020, dated as of October 29, 2013, by and between SanDisk Corporation and The Bank of New York Mellon Trust Company, N.A. (each as amended, restated, supplemented or otherwise modified from time to time prior to the Issue Date).

“Seagate Arbitration” means the arbitration between the Issuer and Seagate Technology, LLC and related matters based on the actions initially filed by Seagate Technology, LLC on October 4, 2006.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Secured Notes” means the Issuer’s 7.375% Senior Secured Notes due 2023.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Indebtedness” means with respect to any Person:

(1)	Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2)	all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above, unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate in right of payment to the Notes or the Subsidiary Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1)	any obligation of such Person to the Issuer or any Subsidiary of the Issuer;

(2)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4)	any Capital Stock;

(5)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person;

(6)	that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture;

(7)	any Indebtedness, which, when Incurred and without respect to any election under Section 111(b) of Title 11, United States Code, is without recourse to such Person;

(8)	any Indebtedness of or amounts owed by such Person for compensation to employees or for services rendered to another Person; and

(9)	Indebtedness of such Person to a Subsidiary or any other Affiliate or any such Affiliate’s Subsidiaries.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC and, for purpose of determining whether an Event of Default has occurred, any group of Restricted Subsidiaries that combined would be such a Significant Subsidiary.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guarantee of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person; or

(3)	one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means a Guarantee by a Guarantor of the Issuer’s obligations with respect to the Notes.

“Temporary Cash Investments” means any of the following:

(1)	any investment in direct obligations of the United States of America or any member of the European Union or any agency thereof or obligations guaranteed by the United States of America or any member of the European Union or any agency thereof; provided that any such obligations shall mature within one (1) year of the date of issuance thereof;

(2)	investments in certificates of deposit or bankers’ acceptances by any domestic or foreign bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million in the case of non-U.S. banks which have a maturity of one (1) year or less;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)	investments in commercial paper rated at least P-2 by Moody’s or at least A-2 by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized rating service) maturing not more than one year from the date of issuance thereof;;

(5)	marketable short-term money market or similar securities having a rating of at least P-2 by Moody’s or A-2 by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized rating service);

(6)	investments in money market funds that invest at least 90.0% of their assets in securities of the types described in clauses (1) through (5) above; and

(7)	(i) dollars, Canadian dollars, pounds, euros or any national currency of any participating member state of the EMU; or (ii) in the case of any Foreign Subsidiary that is a Restricted Subsidiary or any jurisdiction in which the Issuer and the Restricted Subsidiaries conduct business, such local currencies held by it from time to time in the ordinary course of business.

In the case of investments by any Foreign Subsidiary that is a Restricted Subsidiary or investments made in a country outside the United States of America, Temporary Cash Investments shall also include (i) investments of the type and maturity described in clauses (1) through (7) above of foreign obligors, which investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (ii) other short-term investments utilized by Foreign Subsidiaries that are Restricted Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (7) and in this sentence. Notwithstanding the foregoing, Temporary Cash Investments shall include amounts denominated in currencies other than those set forth in clause (7)(i) above; provided that such amounts are converted into any currency listed in clauses (7)(i) as promptly as practicable and in any event within ten (10) Business Days following the receipt of such amounts.

“Test Period” means, at any date of determination, the period of four consecutive fiscal quarters of the Issuer then last ended.

“Total Assets” means, as of any date of determination, the total assets of the Issuer and its Restricted Subsidiaries as shown on the most recently prepared consolidated balance sheet of the Issuer as of the end of the most recent fiscal quarter for which such balance sheet is available, prepared on a consolidated basis in accordance with GAAP, with such pro forma adjustments for transactions consummated on or prior to or simultaneously with the date of the calculation as are consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Coverage Ratio.

“Transactions” has the meaning set forth in the Offering Memorandum.

“Treasury Rate” means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to April 1, 2019; provided, however, that if the period from the redemption date to April 1, 2019 is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that if the period from the redemption date to April 1, 2019 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means, with respect to the Indenture, U.S. Bank National Association until a successor replaces it under the Indenture and, thereafter, means the successor under the Indenture.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb), as amended.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject and who, in each case, shall have direct responsibility for the administration of the Indenture.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Issuer or any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted as an Investment under the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” or as a Permitted Investment.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Issuer could Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “Certain Covenants—Limitation on Indebtedness” covenant on a pro forma basis taking into account such designation (such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of any Indebtedness of such Unrestricted Subsidiary) and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly delivering to the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions. Notwithstanding the foregoing, Western Digital International, a Cayman Islands corporation, may not be designated as an Unrestricted Subsidiary.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

Except as described under “—Certain Covenants—Limitation on Indebtedness,” whenever it is necessary to determine whether the Issuer has complied with any covenant in the Indenture or if a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Issuer or one or more other Wholly Owned Subsidiaries.

FORM, BOOK-ENTRY PROCEDURES AND TRANSFER

General

The New Notes will be issued in fully registered global form. The New Notes initially will be represented by one or more global certificates without interest coupons (the “global notes”). The global notes will be deposited upon issuance with the Trustee as custodians for DTC and registered in the name of DTC or its nominee for credit to the accounts of direct or indirect participants in DTC, as described below under “—Depositary Procedures.”

The global notes will be deposited on behalf of the acquirers of the New Notes for credit to the respective accounts of the acquirers or to such other accounts as they may direct. Except as described below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for the New Notes in certificated form except in the limited circumstances described below under “—Exchange of Book-Entry Notes for Certificated Notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the U.S. Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participating organizations (collectively, the “participants”) and facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by DTC, ownership of interests in the global notes will be shown on, and the transfer of ownership of such interest will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes may hold their interests therein directly through DTC if they are participants in such system or indirectly through organizations that are participants or indirect participants in such system. All interests in the global notes will be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in the global notes to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in the global notes to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have New Notes registered in their names, will not receive physical delivery of the New Notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of and premium, if any, and interest on the global notes registered in the name of DTC or its nominee will be payable by the Trustee (or the paying agents if other than the Trustee) to DTC in its capacity as the registered holder under the indenture. We and the Trustee will treat the persons in whose names the New Notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of us, the Trustee or any agent of ours or the Trustee has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the New Notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Interests in the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants.

DTC has advised us that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the New Notes as to which such participant or participants has or have given such direction.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and the procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Exchange of Book-Entry Notes for Certificated Notes

If (i) DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, (ii) DTC has ceased to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days, (iii) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the New Notes in the form of certificated notes, or (iv) an Event of Default has occurred and is continuing, upon request by the holders of the New Notes, we will issue New Notes in certificated form in exchange for global securities. The indenture permits us to determine at any time and in our sole discretion that notes shall no longer be represented by global securities. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global security at the request of each DTC participant. We would issue definitive certificates in exchange for any beneficial interests withdrawn.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations of the Exchange Offer and the ownership and disposition of the New Notes issued pursuant to the Exchange Offer. The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). The discussion does not deal with special classes of investors, such as dealers in securities or currencies, traders in securities electing to mark to market, banks, financial institutions, insurance companies, tax-exempt entities, entities classified as partnerships and the partners therein, persons holding Notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, U.S. Holders (as defined herein) who hold the Notes through non-U.S. brokers or other non-U.S. intermediaries, persons subject to the alternative minimum tax, or U.S. Holders that have a functional currency other than the U.S. dollar. This summary addresses only holders that purchased the Old Notes upon their original issue from the initial purchaser at the issue price and that hold the Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address any U.S. taxes other than U.S. federal income taxes (such as estate or gift taxes), the tax on net investment income, or any state, local or foreign tax laws. Holders should consult their tax advisors as to the particular tax consequences of participating in the Exchange Offer and holding and disposing of the New Notes. As used in this prospectus, the term U.S. Holder means a beneficial owner of Notes (a “Holder”) that is, for U.S. federal income tax purposes, an individual who is a citizen or resident of the United States, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, or any other person that is subject to U.S. federal income tax on a net income basis in respect of the Notes.

U.S. Holders

The following is a summary of certain U.S. federal income tax considerations relevant to a beneficial owner of the Notes that is a U.S. Holder participating in the Exchange Offer. A non-U.S. person whose income in respect of the Notes is effectively connected with its conduct of a trade or business in the United States is a U.S. Holder. Such persons should consult their own tax advisors regarding the U.S. federal income tax considerations (including the potential application of the branch profits tax) applicable to participating in the Exchange Offer and owning and disposing of the Notes.

Participating in the Exchange Offer

Neither the registration of the Exchange Offer pursuant to our obligations under the Registration Rights Agreement nor your receipt of the New Notes in exchange for the Old Notes will constitute a taxable event for U.S. federal income tax purposes. U.S. Holders will retain the tax basis in the New Notes that the U.S. Holder had in the Old Notes, and the U.S. Holder’s holding period for the New Notes will include the U.S. Holder’s holding period for the Old Notes before such Old Notes were registered.

Payments of Stated Interest on the New Notes

Stated interest on a New Note will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Redemption, Retirement or Other Taxable Disposition of the New Notes

U.S. Holders must recognize taxable gain or loss on the sale, redemption, retirement or other taxable disposition of a New Note. The amount of such gain or loss will generally equal the difference between the amount received for the New Note (less any amounts attributable to accrued but unpaid stated interest, which will be taxable as such) and the adjusted tax basis of the New Note. A U.S. Holder’s adjusted basis in a New Note generally will be the amount the U.S. Holder paid for the Old Note that was exchanged for such New Note. Any such gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if such New Note was held for more than one year (including the U.S. Holder’s holding period for the Old Note). Long-term capital gains of non-corporate holders are generally eligible for reduced rates of taxation, and the deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax considerations to a beneficial owner of the Notes participating in the Exchange Offer that is not a U.S. Holder (a “Non-U.S. Holder”).

Participating in the Exchange Offer

Neither the registration of the Exchange Offer pursuant to our obligations under the Registration Rights Agreement nor your receipt of the New Notes in exchange for the Old Notes will constitute a taxable event for U.S. federal income tax purposes. Non-U.S. Holders will recognize income in respect of the New Notes at the same time and in the same amounts as the Non-U.S. Holder would have recognized such income in respect of the Old Notes had the Exchange Offer not occurred.

Payments of Stated Interest on the New Notes

If you are a Non-U.S. Holder, you will not be subject to U.S. federal withholding tax on payments of interest on the New Notes, provided that you (a) do not actually or constructively own 10% or more of the combined voting power of all classes of our stock that are entitled to vote, (b) are not a controlled foreign corporation related to us through actual or constructive equity ownership, and (c) have provided the applicable Internal Revenue Service (“IRS”) Form W-8, properly completed and signed under penalties of perjury, establishing your status as a Non-U.S. Holder. If any of the foregoing requirements is not met, payments of interest will generally be subject to U.S. federal withholding tax at a 30% rate (or lower applicable treaty rate). Furthermore, except as otherwise indicated below under “FATCA” or “Information Reporting and Backup Withholding,” you generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, redemption, retirement or other taxable disposition of the Notes unless, in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such gain (net of certain U.S. source losses) will be taxed at a rate of 30% unless an applicable income tax treaty provides otherwise.

FATCA

Notwithstanding the foregoing, under the U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a Holder will generally be subject to 30% U.S. withholding tax on payments made on (and, after December 31, 2018, gross proceeds from the sale or other taxable disposition of) the Notes if the Holder (i) is, or holds its Notes through, a foreign financial institution that has not entered into an agreement with the U.S. government to report, on an annual basis, certain information regarding accounts with or interests in the institution held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, or that has been designated as a “nonparticipating foreign financial institution” if it is subject to an intergovernmental agreement between the United States and a foreign country, or (ii) is, or holds its Notes through, a foreign entity that is not a financial institution and that fails to provide certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. The future adoption of, or implementation of, an intergovernmental agreement between the United States and an applicable foreign country, or future U.S. Treasury regulations, may modify these requirements. You should consult your own tax advisor on how these rules may apply to your investment in the Notes.

Information Reporting and Backup Withholding

Payments of interest on and the proceeds from the sale, redemption, retirement or other taxable disposition of the New Notes generally will be subject to information reporting unless the recipient is a corporation or comes within certain other exempt categories and demonstrates this fact. A U.S. Holder that is not exempt from information reporting may be subject to backup withholding unless such U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding generally will not apply to payments made to a Non-U.S. Holder if the holder provides an applicable IRS Form W-8 or otherwise establishes its non-U.S. status. Copies of information returns reporting payments to a Non-U.S. Holder may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives the New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the New Notes received in exchange for the Old Notes, where such Old Notes were acquired as a result of market-making activities or other trading activities. For a period ending on the earlier of (i) 120 days from the date on which the Exchange Offer Registration Statement is declared effective and (ii) the date on which no broker-dealer is required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of the New Notes by broker-dealers. The New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells the New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of the New Notes by any person deemed to be an “underwriter” and any commissions or concessions received by any person deemed to be an “underwriter” may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the New Notes in the Exchange Offer. In consideration for issuing the New Notes, we will receive the Old Notes in like principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and cancelled.

LEGAL MATTERS

Certain legal matters with respect to the validity of the New Notes and the related guarantees will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Western Digital Corporation as of July 1, 2016 and July 3, 2015, and for each of the years in the three-year period ended July 1, 2016 and management’s assessment of the effectiveness of internal control over financial reporting as of July 1, 2016, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of SanDisk Corporation as of January 3, 2016 and December 28, 2014 and for each of the three years in the period ended January 3, 2016, have been incorporated by reference herein and have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Annex A

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you should immediately consult your broker, bank manager, lawyer, accountant, investment advisor or other professional adviser.

LETTER OF TRANSMITTAL

Relating to

Western Digital Corporation

Offer to exchange any and all of Western Digital Corporation’s outstanding unregistered 10.500% Senior Notes due 2024 (CUSIP Nos. 958102 AK1 and U9547K AB9) for $3,350.0 million aggregate principal amount of its new 10.500% Senior Notes due 2024 (CUSIP No. 958102 AL9) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”)

This document relates to the exchange offer (the “Exchange Offer”) made by Western Digital Corporation (the “Issuer”) to exchange any and all of its unregistered $3,350.0 million 10.500% Senior Notes due 2024 (the “Old Notes”) for new 10.500% Senior Notes due 2024 (the “New Notes”) that have been registered under the Securities Act. The Old Notes and the New Notes are collectively referred to herein as the “Notes.” The Exchange Offer is described in the Prospectus dated January 6, 2017 (the “Prospectus”) and in this letter of transmittal (this “Letter of Transmittal”). All terms and conditions contained in, or otherwise referred to in, the Prospectus are deemed to be incorporated in, and form a part of, this Letter of Transmittal. Therefore you are urged to read carefully the Prospectus and the items referred to therein. The terms and conditions contained in the Prospectus, together with the terms and conditions governing this Letter of Transmittal and the instructions herein, are collectively referred to herein as the “terms and conditions.”

The Exchange Offer will expire at 5:00 p.m., New York City time, on February 6, 2017, unless extended by the Issuer (such date and time, as they may be extended, the “Expiration Date”). Tendered Old Notes may be withdrawn at any time prior to the expiration of the Exchange Offer.

Upon the satisfaction or waiver of the conditions to the acceptance of the Old Notes set forth in the Prospectus under “Description of the Exchange Offer—Conditions to the Exchange Offer,” the Issuer will accept for settlement the Old Notes that have been validly tendered (and not subsequently validly withdrawn). This acceptance date is referred to as the “Acceptance Date.” The Issuer will deliver the New Notes on a date (the “Settlement Date”) as soon as practicable after the Expiration Date.

The Exchange Agent for the Exchange Offer is:

U.S. Bank National Association

For Delivery by Hand, Overnight Delivery,

Registered or Certified Mail:

U.S. Bank National Association

Global Corporate Trust Services

111 Fillmore Ave. East, EP-MN-WS2N

St. Paul, MN 55107

Attention: Specialized Finance

or

By Facsimile Transmission:

(651) 466-7372

Attention: Specialized Finance

or

By Telephone:

(800) 934-6802

This Letter of Transmittal is to be used by holders of the Old Notes. Tender of the Old Notes is to be made using the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Prospectus under the caption “Description of the Exchange Offer—Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer-generated message known as an “agent’s message” to the Exchange Agent for its acceptance. For you to validly tender your Old Notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your Old Notes; and

•	You agree to be bound by the terms of this Letter of Transmittal.

By using the ATOP procedures to tender the Old Notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

The New Notes will be issued in full exchange for the Old Notes in the Exchange Offer, if consummated, on the Settlement Date and will be delivered in book-entry form.

Please read the accompanying instructions carefully.

Ladies and Gentlemen:

Upon the terms and subject to the conditions of the Exchange Offer, the undersigned hereby tenders to the Issuer the aggregate principal amount of Old Notes credited by the undersigned to the Exchange Agent’s account at DTC using ATOP.

The undersigned understands that validly tendered Old Notes (or defectively tendered Old Notes with respect to which the Issuer has waived such defect or caused such defect to be waived) will be deemed to have been accepted by the Issuer if, as and when the Issuer gives oral or written notice thereof to the Exchange Agent. The undersigned understands that, subject to the terms and conditions, the Old Notes properly tendered and accepted (and not validly withdrawn) in accordance with the terms and conditions will be exchanged for the New Notes. The undersigned understands that, under certain circumstances, the Issuer may not be required to accept any of the Old Notes tendered (including any such Old Notes tendered after the Expiration Date). If any Old Notes are not accepted for exchange for any reason (or if the Old Notes are validly withdrawn), such Old Notes will be returned, without expense, to the undersigned’s account at DTC or such other account as designated herein, pursuant to the book-entry transfer procedures described in the Prospectus, as promptly as practicable after the expiration or termination of the Exchange Offer.

By tendering the Old Notes in the Exchange Offer, the undersigned acknowledges that the Exchange Offer is being made based upon the Issuer’s understanding of an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) as set forth in no-action letters issued to other parties, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the New Notes issued in exchange for the Old Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by each holder thereof (other than a broker-dealer who acquires such New Notes directly from the Issuer for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or any such holder that is an “affiliate” of the Issuer within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder’s business and such holder is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement with any person to participate in the distribution of such New Notes. If the undersigned is not a broker-dealer, the undersigned represents that it acquires the New Notes in the ordinary course of its business, it is not engaged in, and does not intend to engage in, a distribution of the New Notes and it has no arrangements or understandings with any person to participate in a distribution of the New Notes. If the undersigned is a broker-dealer that will receive the New Notes for its own account in exchange for the Old Notes, it represents that the Old Notes to be exchanged for the New Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Upon agreement to the terms of this Letter of Transmittal pursuant to an agent’s message, the undersigned, or the beneficial holder of the Old Notes on behalf of which the undersigned has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the Exchange Offer generally, hereby:

•	irrevocably sell, assign and transfer to or upon the order of the Issuer or its nominee all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the undersigned’s status as a holder of, all Old Notes tendered hereby, such that thereafter it shall have no contractual or other rights or claims in law or equity against the Issuer or any fiduciary, trustee, fiscal agent or other person connected with the Old Notes arising under, from or in connection with such Old Notes;

•	waive any and all rights with respect to the Old Notes tendered hereby, including, without limitation, any existing or past defaults and their consequences in respect of such Old Notes; and

•	release and discharge the Issuer, the Guarantors and U.S. Bank National Association, as the trustee for the Old Notes from any and all claims the undersigned may have, now or in the future, arising out of or related to the Old Notes tendered hereby, including, without limitation, any claims that the undersigned is entitled to receive additional principal or interest payments with respect to the Old Notes tendered hereby, other than as expressly provided in the Prospectus and in this Letter of Transmittal, or to participate in any redemption or defeasance of the Old Notes tendered hereby.

The undersigned understands that tenders of the Old Notes pursuant to the procedures described in the Prospectus and in this Letter of Transmittal and acceptance of such Old Notes by the Issuer will, following such acceptance, constitute a binding agreement between the undersigned and the Issuer upon the terms and conditions.

By tendering the Old Notes in the Exchange Offer, the undersigned represents, warrants and agrees that:

•	it has received the Prospectus;

•	it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more beneficial owners of, the Old Notes tendered hereby, and it has full power and authority to execute this Letter of Transmittal;

•	the Old Notes being tendered hereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and the Issuer will acquire good, indefeasible and unencumbered title to such Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the Issuer accepts the same;

•	it will not sell, pledge, hypothecate or otherwise encumber or transfer any Old Notes tendered hereby from the date of this Letter of Transmittal, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

•	in evaluating the Exchange Offer and in making its decision whether to participate in the Exchange Offer by tendering its Old Notes, the undersigned has made its own independent appraisal of the matters referred to in the Prospectus and this Letter of Transmittal and in any related communications and it is not relying on any statement, representation or warranty, express or implied, made to such holder by the Issuer or the Exchange Agent, other than those contained in the Prospectus, as amended or supplemented through the Expiration Date;

•	the execution and delivery of this Letter of Transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in the Prospectus;

•	the agreement to the terms of this Letter of Transmittal pursuant to an agent’s message shall, subject to the terms and conditions of the Exchange Offer, constitute the irrevocable appointment of the Exchange Agent as its attorney and agent and an irrevocable instruction to such attorney and agent to complete and execute all or any forms of transfer and other documents at the discretion of that attorney and agent in relation to the Old Notes tendered hereby in favor of the Issuer or any other person or persons as the Issuer may direct and to deliver such forms of transfer and other documents in the attorney’s and agent’s discretion and the certificates and other documents of title relating to the registration of such Old Notes and to execute all other documents and to do all other acts and things as may be in the opinion of that attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the Exchange Offer, and to vest in the Issuer or their nominees such Old Notes;

•	the terms and conditions of the Exchange Offer shall be deemed to be incorporated in, and form a part of, this Letter of Transmittal, which shall be read and construed accordingly;

•	it is acquiring the New Notes in the ordinary course of its business;

•	it is not participating in, and does not intend to participate in, a distribution of the New Notes within the meaning of the Securities Act and has no arrangement or understanding with any person to participate in a distribution of the New Notes within the meaning of the Securities Act;

•	it is not a broker-dealer who acquired the Old Notes directly from the Issuer; and

•	it is not an “affiliate” of the Issuer, within the meaning of Rule 405 of the Securities Act.

The representations, warranties and agreements of a holder tendering the Old Notes shall be deemed to be repeated and reconfirmed on and as of the Expiration Date and the Settlement Date. For purposes of this Letter of Transmittal, the “beneficial owner” of any Old Notes means any holder that exercises investment discretion with respect to such Old Notes.

The undersigned understands that tenders may not be withdrawn at any time after the Expiration Date, except as set forth in the Prospectus, unless the Exchange Offer is amended with changes to the terms and conditions that are, in the reasonable judgment of the Issuer, materially adverse to the tendering holders, in which case tenders may be withdrawn under the conditions described in the extension.

If the Exchange Offer is amended in a manner determined by the Issuer to constitute a material change, the Issuer will extend the Exchange Offer for a period of two to ten business days, depending on the significance of the amendment and the manner of disclosure to such holders, if the Exchange Offer would otherwise have expired during such two to ten business day period.

All authority conferred or agreed to be conferred in this Letter of Transmittal and every obligation of the undersigned hereunder shall be binding upon the undersigned’s successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned.

Name:

Amount Tendered (if less than all):

Address:

Name of Tendering Institution:

Account Number:

Transaction Code Number:

By crediting the Old Notes to the Exchange Agent’s account at DTC using ATOP and by complying with applicable ATOP procedures with respect to the Exchange Offer, the participant in DTC confirms on behalf of itself and the beneficial owners of such Old Notes all provisions of this Letter of Transmittal (including all representations and warranties) applicable to it and such beneficial owner as fully as if it had completed the information required herein and executed and transmitted this Letter of Transmittal to the Exchange Agent.

INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1.	Book-Entry Confirmations

Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of the Old Notes tendered by book-entry transfer, as well as an agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth on the cover page of this Letter of Transmittal prior to the Expiration Date.

2.	Validity of Tenders

The Issuer will determine in their sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered Old Notes and withdrawal of tendered Old Notes. The Issuer’s determination will be final and binding. The Issuer reserves the absolute right to reject any Old Notes not properly tendered or any acceptance of the Old Notes that would, in the opinion of its counsel, be unlawful. The Issuer also reserves the right to waive any defect, irregularities or conditions of tender as to particular Old Notes. The Issuer’s interpretation of the terms and conditions of the Exchange Offer, including the instructions in this Letter of Transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of the Old Notes must be cured within such time as the Issuer shall determine. Although the Issuer intends to notify holders of defects or irregularities with respect to tenders of the Old Notes, none of the Issuer, the Exchange Agent, the Trustee and any other person will incur any liability for failure to give such notification. Tenders of the Old Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder through the facilities of DTC as soon as practicable after the Expiration Date.

3.	Waiver of Conditions

The Issuer reserves the absolute right to waive, in whole or part, at any time or from time to time, any of the conditions to the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.

4.	No Conditional Tender

No alternative, conditional, irregular or contingent tender of the Old Notes will be accepted.

5.	Request for Assistance

Requests for assistance regarding the Prospectus or this Letter of Transmittal may be directed to the Exchange Agent at the address, telephone numbers or fax number set forth on the cover page of this Letter of Transmittal. Holders may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the Exchange Offer.

6.	Withdrawal

Tenders of the Old Notes may be withdrawn at any time prior to the Expiration Date. For a withdrawal to be effective you must comply with the appropriate ATOP procedures. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn Old Notes and otherwise comply with the ATOP procedures. For more information, see the section of the Prospectus entitled “Description of the Exchange Offer—Withdrawal of Tenders.”

7.	Transfer Taxes

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct the Issuer to register the New Notes in the name of, or request that the Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those Old Notes.

IMPORTANT: BY USING THE ATOP PROCEDURES TO TENDER THE OLD NOTES, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, YOU WILL BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS, JUST AS IF YOU HAD SIGNED IT.

Western Digital Corporation